P.E.
9-30-05

ARLS

06024268

SATCON TECHNOLOGY CORPORATION

Fiscal Year 2005
Annual Report

(T) 617-897-2400 (F) 617-897-2401
www.satcon.com

Dear Shareholders:

Global concerns for the future availability of energy are accelerating the demand for innovative power electronics and motor technology. **In 2005, SatCon focused its efforts on key growth markets in alternative energy and hybrid electric vehicles.** How SatCon can profit from these rapidly emerging markets is now becoming more evident as our investment in fundamental technology, transitions into commercial products. Our 2006 plan builds on the foundation for growth we established in 2005. I would like to share with you our 2005 successes and 2006 plans in one key growth markets and in our other business.

In 2005, we recorded modest growth in annual revenues from $34 million to $36 million, and importantly, we established a strong foothold in the rapidly developing solar industry through the introduction of commercial grade inverters. In less than two years, we have gone from a standing start to having an installed base of 125 photo-voltaic inverters with a cumulative capacity of approximately 14 MW, underscoring our position as a leading provider of commercial grade power inverters. This market penetration drove a fivefold year-over-year increase in our solar revenues to over $3 million. Combined with our fuel cell related revenues, alternative energy revenues more than doubled in 2005 to over $6 million. With a broad portfolio of products and growing base of customers, SatCon is well-positioned for continued revenue growth in both the photovoltaic and fuel cell markets.

In 2005, we continued to align our cost structure with our current revenues and business opportunities by implementing cost reductions in areas we felt were not critical to near term revenue growth. Top-line revenue growth is important, but we understand the requirement to deliver that revenue growth with improving margins in order to advance the timing of profitability of the firm. Our 2005 operating losses continue to reflect our investment in new product development, and operating and sales infrastructure. We are cognizant of the importance of operating our business profitably, and we are committed to achieving our profitability targets through a combination of revenue growth and margin improvement related to effective cost containment. We are encouraged that our additional sales and marketing efforts are creating new market and revenue opportunities.

Power Systems

During 2005, sales of our line of photovoltaic power control units increased dramatically. Our units are attractive to a growing number of solar integrators because:

(1) They are recognized by industry agencies as being the most efficient in the industry; and

(2) They simplify installation through exacting standards and integrated design.

SatCon's photovoltaic inverters include all of the necessary equipment to convert solar array DC power to useable AC power and allow the excess to be sold back to local utilities. SatCon now has a portfolio of thirteen PV power control products meeting UL1741 certification and listed by the California Energy Commission. These certifications make SatCon's PV inverters eligible for California state-sponsored rebates as in the California Public Utilities Commission Self Generation Incentive Program. In 2005, this program made available over $90 million in rebates for new solar array installations. The California State Public Utility Commission recently approved $300 million in rebates for 2006.

Just as we experienced impressive market penetration and product maturity in photovoltaic power control units, we strengthened our position as a leading provider of high power control units for stationary fuel cell power plants. In 2006, we expect to see evidence of the long anticipated progression to megawatt-scale base load plants. This progression will play to our technology strength in providing high reliability, high capacity power control units.

Building on our successful product launches in the solar and fuel cell sectors, we have initiated relationships and product development for wind power control units that we believe will begin to produce revenues in 2006.

In our motor business, we saw in 2005 the beginning of sales into the developing hybrid electric vehicle market with motors and DC-DC converters sold to vehicle integrators in the delivery vehicle business. These volumes are expected to grow in 2006.

Sales of our semiconductor manufacturing components have increased significantly. Our magnetically levitated MagLev products are the enabling components to one of our customers' semiconductor manufacturing equipment systems.

In keeping with our focus on the alternative energy and hybrid electric vehicle markets we sold the Ling shaker and amplifier product line for $2.3 million.

Electronics

In our Electronics division, we were certified by the United States Defense Supply Center to build space-qualified products to the military standard for the manufacture of hybrid microcircuits, that is known as Class K. Class K is the highest reliability level achievable in the assembly of hybrid microcircuits, which are used in such applications as secure communications, HDTV, satellite TV and radio signals, satellite controls and on-board diagnostics for space missions and avionics.

We have launched a line of new regulator and DC-DC converter products to serve the high reliability markets. New products, combined with an expanded sales team, position our Electronics division for revenue growth in 2006.

Applied Technology

In our Applied Technology division, we have taken a critical look at our past activities to extract technology benefits for current product initiatives. Applied Technology is an incubator for new products for the Power Systems and Electronics divisions.

The U.S. Navy continues to be a major customer for Applied Technology, and we are growing our business with the U.S. Army by developing products for hybrid electric vehicles, off-road and military vehicles and other transportation projects. In this area, SatCon was awarded a contract with the U. S. Army Research Laboratory (ARL) to assist in the development of power control and conversion systems for hybrid electric vehicles and pulse energy applications such as active armor. The contract has a current value of $2.8 million through 2007. Areas of product advancements range from motors to controls and advanced power electronics. One such advancement includes ways to use new state-of-the-art silicon carbide electronics in various power applications. Silicon carbide is considered by many to be the next generation of high power electronics replacing the standard silicon that is used today. This will allow higher efficiencies for power electronics resulting in smaller sized packages controlling more power, which is especially important for electronics applications on terrestrial vehicles, aircraft and space craft.

Financial

We have positioned our finances for growth. During the 2005, we completed a $5.8 million equity capital raise and sold the non-strategic Ling shaker and amplifier product line for $2.3 million, providing us with the necessary capital to expand our sales efforts in new markets.

We have improved our corporate governance and added several new independent board members to our team. As a management team, we are stronger today than ever before with the addition or re-deployment of key new executives.

Looking ahead, I see a bright future for SatCon. In closing, I would like to discuss our plans to drive faster top line growth and remain aggressive in cutting costs. Our first goal is to continue to expand our product offerings and sales in the alternative energy field. Second, we will build on existing relationships with partners in the hybrid electric vehicle market to sell products into that market as it expands. Third, we will continue to evaluate our operations for further efficiency or restructurings that enhance our financial margins. Finally, even as our sales of more profitable products improve, we will target additional progress toward reducing manufacturing costs through product redesign and expanding offshore supplier procurement.

I thank each customer, shareholder, employee and supplier for your continued support. As shareholders, your company is endowed with superb technologies and great employees and I believe our time has come to deploy our specialized power conditioning and electronics products in the rapidly emerging new markets. I believe that we will see revenue growth combined with expanding margins in 2006, which will drive us toward sustainable profitability.

David B. Eisenhaure
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Information

This Annual Report on Form 10-K, including, without limitations, this Item 7, contains or incorporates forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates," and similar expressions, whether in the negative or in the affirmative. Although we believe that these forward-looking statements reasonably reflect our plans, intentions and expectations, our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements under the heading "Factors Affecting Future Results" that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statements we make.

Recent Developments

On August 15, 2005, we sold 4,676,151 shares of Common Stock to accredited investors for proceeds of approximately $5.3 million, net of transaction costs. As part of this financing we also issued warrants to purchase up to 1,169,038 shares of Common Stock. These warrants have an exercise price of $1.99 per share, are immediately exercisable and expire on August 2, 2010. We filed a registration statement on Form S-3 with the SEC to register the resale of these shares, and it was declared effective on October 7, 2005.

On November 21, 2005, we entered into a Second Loan Modification and Security Agreement (the "Second Loan Modification Agreement") with Silicon Valley Bank (the "Bank"). The Second Loan Modification Agreement modifies the Loan and Security Agreement, dated as of January 31, 2005, between the parties, as previously amended by the Loan Modification Agreement, dated as of May 31, 2005 (as amended, the "Loan Agreement"). Under the Second Loan Modification Agreement, the Bank modified the terms related to the collection of receivables for amounts outstanding under the Loan Agreement, as well as the minimum tangible net worth covenant, as defined, which we must maintain in order to continue to borrow from the Bank. The Bank also provided waivers for our failure to comply with the minimum tangible net worth requirements as of August 6, 2005 and September 30, 2005. In addition, the Second Loan Modification Agreement provides the ability to borrow up to $3,000,000 on a revolver basis paying only interest provided that we remain in compliance with all financial covenants, as defined. The Loan Agreement will expire on January 30, 2006.

On December 13, 2005, we sold to Qualmark, Inc. our shaker and amplifier product lines, the associated inventory and intellectual property for proceeds of approximately $2.3 million. We will account for the sale of these assets in our first fiscal quarter of 2006.

Overview

We design and manufacture enabling technologies and products for electrical power conversion and control for high-performance, high-efficiency applications in large, growth markets such as alternative energy, hybrid electric vehicles, distributed power generation, power quality, semiconductor fabrication capital equipment, industrial motors and drives, and high reliability defense electronics.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, receivable reserves, inventory reserves, investment in Beacon Power Corporation, goodwill and intangible assets, contract losses and income taxes. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates were discussed with our Audit Committee.

The significant accounting policies that management believes are most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

We recognize revenue from product sales in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and we have determined that collection of the fee is probable. Title to the product passes upon shipment of the product, as the products are typically shipped FOB shipping point, except for certain foreign shipments. If the product requires installation to be performed by us, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied. When appropriate, we provide for a warranty reserve at the time the product revenue is recognized.

We perform funded research and development and product development for commercial companies and government agencies under both cost reimbursement and fixed-price contracts. Cost reimbursement contracts provide for the reimbursement of allowable costs and, in some situations, the payment of a fee. These contracts may contain incentive clauses providing for increases or decreases in the fee depending on how costs compare with a budget. On fixed-price contracts, revenue is generally recognized on the percentage of completion method based upon the proportion of costs incurred to the total estimated costs for the contract. Revenue from reimbursement contracts is recognized as services are performed. In each type of contract, we receive periodic progress payments or payment upon reaching interim milestones and retain the rights to the intellectual property developed in government contracts. All payments to us for work performed on contracts with agencies of the U.S. government are subject to audit and adjustment by the Defense Contract Audit Agency. Adjustments are recognized in the period made. The Defense Contract Audit Agency has agreed-upon the final indirect cost rates for the fiscal year ended September 30, 2003. When the current estimates of total contract revenue and contract costs for product development contracts indicate a loss, a provision for the entire loss on the contract is recorded. Any losses incurred in performing funded research and development projects are recognized as funded research and development expenses as incurred. As of September 30, 2005 and 2004, we have accrued approximately $0.1 million and $0.8 million, respectively, for anticipated contract losses.

Cost of product revenue includes material, labor and overhead. Costs incurred in connection with funded research and development and other revenue arrangements are included in funded research and development and other revenue expenses.

Deferred revenue consists of payments received from customers in advance of services performed, product shipped or installation completed.

Unbilled contract costs and fees represent revenue recognized in excess of amounts billed due to contractual provisions or deferred costs that have not yet been recognized as revenue or billed to the customer.

Accounts Receivable

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible amounts is based primarily on a specific analysis of accounts in the receivable portfolio and historical write-off experience. While management believes the allowance to be adequate, if the financial condition of our customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required.

Inventory

We value our inventory at the lower of actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We periodically review inventory quantities on hand and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, as well as based on historical usage. Due to the custom and specific nature of certain of our products, demand and usage for products and materials can fluctuate significantly. A significant decrease in demand for our products could result in a short-term increase in the cost of inventory purchases and an increase of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

At the end of June 2003, we were actively engaged in selling our Shaker product line, and we were pursuing a strategy that we hoped would lead to a strategic alliance with a larger company for the development and exploitation of the advantages embodied in our Uninterruptible Power Supply ("UPS") system. At that time the gross inventory for our Shaker product line inventory totaled approximately $2.1 million and our valuation reserve against that inventory was $2.0 million, or 95%. In addition, we had originally accrued approximately $0.9 million for purchase commitments related to the UPS and Shaker product lines (See Note F. to our Consolidated Financial Statements included in this Annual Report on Form 10-K). The table below details the resulting approximate reduction of costs related to both the inventory reserves of our Shaker and UPS product lines, as well as reserves established related to the purchase commitments as follows:

Fiscal Year	Value of Inventory Reserve Used	Value of Purchase Commitments Reserve Used	Period Reduction to Cost of Sales	Cumulative Reduction to Cost of Sales
2004	$525,000	$168,000	$693,000	$ 693,000
2005	$222,000	$ 88,000	$310,000	$1,003,000

Although it is unclear how much of the remaining inventory we will sell and during which periods it will occur, as we sell this inventory our cost of product revenue will be lower than normal as this inventory has been largely written-down. As a result, to the extent this inventory is sold in the future, our margins will be favorably impacted compared with results that would otherwise be achieved.

On December 13, 2005, we sold to Qualmark, Inc. our shaker and amplifier product lines, the associated inventory and intellectual property for proceeds of approximately $2.3 million. We will account the sale of these assets in our first fiscal quarter of 2006.

Investment in Beacon Power Corporation

In September 2001, we owned 4,705,910 shares, or approximately 11.0%, of Beacon Power's outstanding voting stock. We determined that we did not have the ability to exercise significant influence over the operating and financial policies of Beacon Power and, therefore, accounted for our investment in Beacon Power using the fair value method as set forth in Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Debt and Equity Securities.* The investment was carried at fair value and designated as available for sale and any unrealized holding gains or losses were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss) so long as any unrealized losses were deemed temporary in nature. If the decline in fair value was judged to be other than temporary, the cost basis was written down to the fair value as a new cost basis and the amount of the write-down was included in the statement of operations. The new cost basis would not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss). Subsequent decreases in fair value, if not an other-than-temporary impairment, also were to be included in stockholders' equity as a component of accumulated other comprehensive income (loss).

As of September 30, 2002, the quoted fair market value of Beacon Power's common stock held by us was $0.17 per share, or $0.8 million. Our historical cost basis in our investment in Beacon Power's common stock was approximately $0.59 per share, or $2.8 million, resulting in an unrealized loss of $2.0 million as of September 30, 2002. We determined that of this $2.0 million, $1.4 million represented an other than temporary decline based on the extent and length of the time the stock price has been below its cost as well as its assessment of the financial condition and near term prospects of Beacon Power. We recorded a charge of $1.4 million in the statement of operations to realize this portion of the loss. This charge was measured based on the trading value of Beacon Power's common stock during the month of November and early December of 2002 and was less than the gross unrealized loss due to subsequent recovery of Beacon Power's stock price, as well as our ability and intent to hold the stock for a long enough period of time for it to recover to the new cost basis. After this write-down, the new cost basis of the Beacon Power common stock held by us was approximately $0.30 per share and the unrealized loss of the Beacon Power common stock held by us was $0.6 million as of September 30, 2002.

As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by us was $0.18 per share, or $0.8 million. Our cost basis in our investment in Beacon Power's common stock was approximately $0.30 per share, or $1.4 million, resulting in an unrealized loss of $0.5 million as of March 29, 2003. As of March 29, 2003, we believed the difference in the current fair market value and the cost basis of our investment represented an other than temporary decline based upon our ability and intent to hold the stock for a long enough period of time for it to recover. We recorded a charge of $0.5 million in our statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by us was $0.18 per share.

During June and July 2003, we sold all of our 4,705,910 shares of our Beacon Power Corporation common stock for proceeds of $1.7 million, net of fees and commissions. As a consequence of the sale of these shares, we realized a gain of $0.9 million, which is included in our results for the fiscal year ending September 30, 2003.

The following summarizes our investment in Beacon Power Corporation:

	As of September 30, 2003 and for the year then ended	
	$ (In Millions)	Per Share
Carrying value	$ —	$ —
Cost	$ —	$ —
Unrealized loss	$ —	$ —
Realized loss from write-down	$(0.5)	$(0.12)
Realized gain from sale	$ 0.9	$ 0.19

In addition, we had a warrant to purchase 173,704 shares of Beacon Power's common stock that had an exercise price of $1.25 per share and expired un-exercised in April 2005. We accounted for this warrant in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and, therefore, recorded the warrant at its fair value. As of September 30, 2005 and 2004, the warrant to purchase Beacon Power common stock had a fair value $0 and $7,036, respectively.

Goodwill and Intangible Assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. We have accounted for our acquisitions using the purchase method of accounting. Values were assigned to goodwill and intangible assets based on third-party independent valuations, as well as management's forecasts and projections that include assumptions related to future revenue and cash flows generated from the acquired assets.

We have adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement affects our treatment of goodwill and other intangible assets. The statement requires impairment tests be periodically repeated and on an interim basis, if certain conditions exist, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives ceased.

We determine the fair value of each of the reporting units based on a discounted cash flow income approach. The income approach indicates the fair value of a business enterprise based on the discounted value of the cash flows that the business can be expected to generate in the future. This analysis is largely based upon projections prepared by us and data from sources of publicly available information available at the time of preparation. These projections are based on management's best estimate of future results. In making these projections, we consider the markets we are addressing, the competitive environment and our advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material. In addition, we perform a macro assessment of the overall likelihood that we would achieve the projected cash flows and performed sensitivity analysis using historical data as the basis for projected cash flows.

Long-Lived Assets

We have adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

The statement requires that long-lived assets be reviewed for possible impairment, if certain conditions exist, with impaired assets written down to fair value.

We determine the fair value of certain of the long-lived assets based on a discounted cash flow income approach. The income approach indicates the fair value of a long-lived assets based on the discounted value of the cash flows that the long-lived asset can be expected to generate in the future over the life of the long-lived asset. This analysis is based upon projections prepared by us. These projections represent management's best estimate of future results. In making these projections, we consider the markets we are addressing, the competitive environment and our advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material. In addition, we perform a macro assessment of the overall likelihood that we would achieve the projected cash flows and performed sensitivity analysis using historical data as the basis for projected cash flows.

Income Taxes

The preparation of our consolidated financial statements requires us to estimate our income taxes in each of the jurisdictions in which we operate, including those outside the United States, which may be subject to certain risks that ordinarily would not be expected in the United States. The income tax accounting process involves estimating our actual current exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities. We must then record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. We have recorded a full valuation allowance against our deferred tax assets of approximately $40 million as of September 30, 2005, due to uncertainties related to our ability to utilize these assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to adjust our valuation allowance which could materially impact our financial position and results of operations.

Results of Operations

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

Product Revenue. Product revenue increased by $2.9 million, or 10.8%, from $27.0 million in fiscal year 2004 to $29.9 million in fiscal year 2005. Product revenue by segment for the fiscal year ended September 30, 2005 and 2004 is as follows:

	Fiscal Year Ended			
Division	September 30, 2005	September 30, 2004	$ Increase	% Increases
		(in thousands)		
Power Systems	$20,360	$17,425	$2,935	16.8%
Electronics	$ 9,532	9,546	(14)	-0.1%
Total product revenue	$29,892	$26,971	$2,921	10.8%

This increase of approximately $2.9 million in revenue from our Power Systems division for the fiscal year ended September 30, 2005, as compared to the same period in 2004, was largely due to increases in the following lines of business:

- Fuel Cell Inverters line of approximately $0.5 million,
- Solar Converter line of approximately $2.8 million,
- the Plasma Torch line of approximately $2.1 million and
- other increases amounting to approximately $0.5 million.

These increases were partially offset by decreases in the following lines of business, as compared to the same period in 2004:

- Test and Measurement product line of approximately $1.4 million,
- MagLev product line of approximately $0.6 million and
- Rotary UPS line of approximately $0.9 million.

During the fiscal year ended September 30, 2005 we shipped a Rotary UPS to a customer and have deferred approximately $1.3 million in revenue until all elements of revenue recognition are achieved. In fiscal 2004 we recognized revenue of approximately $0.9 million related to a RUPS unit sale for which revenue recognition was deferred in the prior year.

The Electronics division remained relatively flat as compared to the prior year.

Funded research and development and other revenue. Funded research and development and other revenue decreased by $1.1 million, or 16%, from $7.2 million in fiscal year 2004 to $6.1 million in fiscal year 2005. This decrease was primarily attributable to less overall business in our Applied Technology division, delays in starting-up several existing contracts, a decrease in revenue of $1.5 million from a Naval program which existed in fiscal 2004, and a decrease in revenue of $0.6 million from a contract with General Atomics to deliver power converter and control assemblies for the RV Triton, a British research vessel, combined with efforts focused on completing the contract with EDO Corporation in the first and second quarters of fiscal 2005, which took away from our ability to work on other opportunities. The EDO program was completed and delivered during the second quarter of fiscal 2005, and during our fourth quarter ended September 30, 2005 the customer accepted all elements previously delivered by us and we have included approximately $1.5 million in revenue offset by approximately $1.6 million in costs during the period. (See Note L. to our Consolidated Financial Statements included in this Annual Report on Form 10-K). These factors resulted in lower funded research and development and other revenue during fiscal 2005 as compared to same period in fiscal 2004.

Cost of product revenue. Cost of product revenue increased by $5.3 million, or 23.5%, from $22.4 million in fiscal year 2004 to $27.6 million in fiscal year 2005. Cost of product revenue by segment for the fiscal year ended September 30, 2005 and 2004 is as follows:

Division	Fiscal Year Ended September 30, 2005	September 30, 2004	$ Increase	% Increase
	(in thousands)			
Power Systems	$19,829	$14,811	$5,018	33.9%
Electronics	7,802	7,562	240	3.2%
Total cost of product revenue	$27,631	$22,373	$5,258	23.5%

The increase was primarily attributable to an increase in material costs due to higher sales volume across all divisions, higher material costs, such as steel and copper which are material components to our products, the mix of products sold, and higher manufacturing labor and overhead costs as compared to the same period in fiscal 2004.

Gross Margin. Gross margins on product revenue decreased from 17% for the fiscal year ended September 30, 2004 to 8% for the fiscal year ended September 30, 2005. Gross margin by division is broken out below.

Division	Fiscal Year Ended September 30, 2005	Fiscal Year Ended September 30, 2004
Power Systems	3%	15%
Electronics	18%	21%
Total gross margin%	8%	17%

In our Power Systems division, the decrease in gross margin by 12% is a direct result of the product mix for the year as compared to the same period in fiscal 2004, along with higher materials costs and continued manufacturing inefficiencies.

In our Electronics division, the decrease in gross margins by 3% was attributable to the sales mix consisting of lower margin business in conjunction with manufacturing efficiencies and higher materials costs.

Funded research and development and other revenue expenses. Funded research and development and other revenue expenses decreased by $0.6 million, or 10%, from $6.0 million in fiscal year 2004 to $5.4 million in fiscal year 2005. A primary reason for the decrease was directly related to efforts focused on the completion of the EDO contract and less overall business. The gross margin on funded research and other revenue declined from 16.7% in fiscal year 2004 to 11% in fiscal year 2005. The primary reason for the decline in gross margin is directly related to our efforts in completing the EDO contract which led to lower efficiency levels of our staff due to the slower start-up of new programs and the EDO contract which resulted in approximately $1.5 million in revenues offset by approximately $1.6 million in deferred costs, resulting in no margin.

Unfunded research and development expenses. We expended approximately $0.5 million on unfunded research and development in fiscal year 2005 and a minimal amount in fiscal year 2004. Funds were expended in 2005 in order to facilitate new product development and modifications and enhancements to existing products in our Electronics and Power Systems divisions.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately $1.4 million, or 15%, from $9.4 million in fiscal year 2004 to $10.8 million in fiscal year 2005. The increase was primarily the result of approximately $0.5 million incurred as a result of increased head count and payroll related costs across all operating units, approximately $0.2 million related to the settlement of a law suit, approximately $0.2 million in costs related to our efforts to comply with Section 404 of the Sarbanes-Oxley Act, and approximately $0.5 million primarily consisting of increased legal, accounting and other corporate costs, as compared to fiscal 2004 across all operating divisions.

Amortization of intangibles. Amortization of intangibles remained flat at $0.4 million for the fiscal years ended September 30, 2005 and 2004.

Gain on sale of assets. Gain on sale of assets held for sale of approximately $0.3 million consisted of the receipt of payment related to the sale of our SPLC technology in 2004, for which we deferred recognition until payments were received.

Restructuring costs. We recorded a reduction in accrued restructuring costs of $255,512 during fiscal 2005. This reduction was a direct result of our determining that the remaining balance was no longer warranted. (See Note V. to our Consolidated Financial Statements included in this Annual Report on Form 10-K).

Write-off of long-lived assets. We recorded a $1.2 million charge representing an impairment in the carrying value of the long-lived assets in our Worcester, Massachusetts manufacturing facility. Based in large part on our recent history, we prepared a cash flow forecast of the Worcester facilities product lines over four and a half years, the remaining life of our current lease on the facility. Based on these cash flow projections we do not expect to recoup the value of our long-lived assets in our Power Systems Worcester Division. The assets evaluated, before the write-down, approximate a net book value of $1.2 million and are comprised primarily of leasehold improvements and plant equipment. Given this situation, we performed a fair market analysis of these assets and determined that a $1.2 million charge was required in our fiscal fourth quarter representing an impairment of these long-lived assets.

Net realized and unrealized loss on warrants to purchase common stock. Net realized loss on warrants to purchase common stock in fiscal year 2005 was approximately $7,000 compared to a net unrealized loss of approximately $100,000 in 2004. We accounted for our warrants to purchase Mechanical Technology Incorporated's common stock and to purchase Beacon Power Corporation's common stock in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and, therefore, we have recorded these warrants at their fair value at June 26, 2004. Our warrants to purchase Mechanical Technology Incorporated's common stock expired un exercised on October 21, 2003 and January 31, 2004. Our warrants to purchase Beacon Power Corporation's common stock expired un exercised on April 7, 2005.

Other (loss) income. Other expense was approximately $0.1 million in fiscal 2005. This consisted primarily of the payment of state taxes from prior years.

Interest expense. Interest expense was approximately $0.7 million for fiscal year 2005 compared with approximately $6.9 million for fiscal year 2004, a decrease of approximately $6.2 million. Interest expense in fiscal 2005 includes non-cash interest of approximately $350,000 associated with our December 2004 financing transaction and our August 2005 financing transaction and the related anti-dilution effects on the Series B preferred stock and warrants issued with the Series B preferred stock. In addition, non-cash interest of approximately $127,500 related to the issuance of common stock in lieu of cash dividends for the Series B Preferred Stock. In addition, during the fiscal year ended September 30, 2005 we had borrowing under our credit facility with Silicon Valley Bank, and interest expense related to our line of credit during this period was approximately $35,000. In addition, we amortized a portion of the value of the warrants issued in connection with the Loan Modification and related fees of approximately $95,000 and interest related to lease obligations during fiscal 2005 was approximately $75,000. There were no outstanding amounts under the line of credit at September 30, 2005. Interest expense for fiscal year 2004 was comprised of virtually all non-cash items, including $6.1 million amortization of discount on the convertible redeemable Series B Preferred Stock, $0.2 million amortization of the discount on the subordinated convertible debentures, $0.2 million associated with the redeemable convertible Series A Preferred Stock and subordinated debentures, $0.2 million associated with the line of credit with Silicon Valley Bank and $0.1 million associated with the Series B Preferred Stock, offset by a benefit from the negotiated reduction in fees associated with the February 2003 financing transaction.

Fiscal Year Ended September 30, 2004 Compared to Fiscal Year Ended September 30, 2003

Product Revenue. Product revenue increased by $5.3 million, or 24.6%, from $21.6 million in fiscal year 2003 to $27.0 million in fiscal year 2004.

Division	Fiscal Year Ended September 30, 2004	September 30, 2003 (in thousands)	$ Increase	% Increase
Power Systems	$17,425	$12,455	$4,970	39.9%
Electronics	9,546	9,194	352	3.8%
Total product revenue	$26,971	$21,649	$5,322	24.6%

Nearly all of the increase in revenue came from our Power Systems division and was due to increased sales across all product lines, most noticeably in our Magnetics and Power Conversion products. In addition, our Power Systems revenue included approximately $0.9 million of revenue that was deferred as of September 30, 2003 related to two UPS systems for which certain conditions were not fulfilled, requiring deferral until those conditions were satisfied in fiscal 2004.

Funded research and development and other revenue. Funded research and development and other revenue increased by $1.9 million, or 36%, from $5.3 million in fiscal year 2003 to $7.2 million in fiscal year 2004. This increase was primarily attributable to an increase in revenue of $1.7 million from a Naval program and $0.9 million from a photovoltaics contract. These increases were offset in part by a $0.7 million reduction in revenue from the wind down of a contract with General Atomics to develop integrated power systems for the future U.S. Navy's "all-electric" ship.

Cost of product revenue. Cost of product revenue decreased by $3.5 million, or 14%, from $26.0 million in fiscal year 2003 to $22.4 million in fiscal year 2004 despite the increase in product revenue of $5.3 million.

Division	Fiscal Year Ended September 30, 2004	September 30, 2003 (in thousands)	$ Increase	% Increase
Power Systems	$14,811	$18,434	($3,622)	(19.7)%
Electronics	7,562	7,476	86	1.1%
Applied Technology	—	109	(109)	(100.0)%
Total cost of product revenue	$22,373	$26,019	($3,646)	(14.0)%

The decrease was primarily attributable to two factors: lower manufacturing cost structure and the absence of the $2.7 million charge incurred in the third quarter of fiscal 2003 to reduce the carrying value of inventory. These factors were offset in part, however, by an increase in higher materials cost associated with the increase in sales volume. In addition, we sold products that contained certain materials, which had been substantially written down or reserved which resulted in reduced costs. This improved gross margin by $0.7 million during 2004. As a result of these changes and higher sales volumes, gross margins improved from (20%) in 2003, to 17% in 2004.

Division	Fiscal Year Ended September 30, 2004	September 30, 2003
Power Systems	15%	(48)%
Electronics	21%	19%
Total gross margin %	17%	(20)%

Funded research and development and other revenue expenses. Funded research and development and other revenue expenses increased by $1.0 million, or 20%, from $5.0 million in fiscal year 2003 to $6.0 million in fiscal year 2004. The total in 2004 includes $0.9 million accrued on fixed price contracts where we expect to incur additional future losses. During fiscal year 2003, we began work on a $1.1 million program with EDO Corporation for the design and development of a power converter for a new mine sweeping system for the U.S. Navy's Organic Airborne and Surface Influence Sweep system ("OASIS"). This contract was subsequently increased to $1.5 million during fiscal year 2004. We have deferred recognizing revenue on this program until the contract is complete. In fiscal year 2004 and 2003, approximately $0.9 million and $0.6 million of the contract loss was incurred which relates to the contract with EDO Corporation, of which approximately $0.5 million was accrued in the fourth quarter of fiscal 2004. The gross margin on funded research and other revenue improved from 5% in fiscal year 2003 to 17% in fiscal year 2004. This improvement is primarily reflective of an increase in revenues.

Unfunded research and development expenses. We did not expend funds on unfunded research and development in fiscal year 2004 compared with $1.5 million in fiscal year 2003. The primary reason for this reduction in unfunded research and development expenses was due to the completion of the UPS development activity and, to a lesser degree, the elimination of the radio frequency research effort in our Electronics division.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $4.2 million, or 31%, from $13.6 million in fiscal year 2003 to $9.4 million in fiscal year 2004. Approximately half of this decrease was due to a reduction in the selling and administrative cost structure in our Power Systems division. The remaining reduction was also due to reduced spending in our corporate costs reflecting general streamlining of outside services and internal staffing.

Amortization of intangibles. Amortization of intangibles decreased by $0.1 million from $0.5 million in fiscal year 2003 to $0.4 million in fiscal year 2004.

Write-off of long-lived assets. There were no write offs of long-lived assets in fiscal year 2004. In fiscal year 2003, we recorded a $0.7 million charge representing an impairment in the carrying value of the long-lived assets in our Worcester, Massachusetts manufacturing facility. This was required as a result of our decision to streamline our operations. We had decided to reduce our UPS sales, our Shaker product line, marketing and development effort and planned to form a strategic alliance with a major company. In this scenario, our Worcester facility will have the Magnetics (Servo Motors and its Maglev products), EPT and StarSine as its remaining product lines. Based in large part on our recent history, we prepared a cash flow forecast of these products over the 7 years—representing the current lease and our 5-year option to extend. At that time we did not expect to recoup the value of our long-lived assets. These assets, before write-down, approximate $3.2 million and are comprised primarily of leasehold improvements made within the last few years. Given this situation, we performed a fair market analysis of this asset and determined that a $0.7 million charge was required in our fiscal third quarter of 2003 representing an impairment of this long-lived asset. Subsequently, late in calendar 2003, we decided to retain our Shaker product line due in part to a significant improvement in our liquidity situation and increased demand for the product. In fiscal year 2006 we sold the Shaker product line, as discussed in more detail under "Recent Developments".

Write-off of impaired goodwill and intangible assets. There were no write offs of impaired goodwill and intangible assets in fiscal year 2004. In fiscal year 2003, we experienced a significant adverse change in the business climate, in particular, significant reductions in revenue and cash flows. This coupled with our current liquidity issues at that time, required us to consider selling assets unrelated to our engineering and manufacturing expertise in electromechanical systems. The assets and product lines we considered selling included our Ling Shaker product line, our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to the hybrid electric vehicles. Based on these conditions, we performed an impairment test on an interim basis. We determined the fair value of each of the reporting units based on a discounted cash flow income approach. This analysis was largely based upon historical data. Based on the results of the first step of the goodwill impairment test, we determined that the fair value of the Applied Technology and Electronics reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of March 29, 2003. As a result, the second step of the goodwill impairment test was not required to be completed. We will continue to perform a goodwill impairment test for these reporting units on an annual basis and on an interim basis, if certain conditions exist. Based on the results of the first step of the goodwill impairment test, we determined that the fair value of the Power Systems reporting unit did not exceed its carrying amount. The fair value was determined to approximate the fair value of the net tangible assets. The second step of the impairment test required us to write off the unamortized balance of the goodwill and intangible assets of the Power Systems reporting unit as of March 29, 2003 of $5.8 million. Late in calendar 2003, we decided to retain our Shaker product line due in part to a significant improvement in our liquidity situation. However, we continued to consider selling our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry, which was sold in fiscal year 2004, and patents acquired from Northrop Grumman related to hybrid electric vehicles.

Net realized and unrealized gain/(loss) on warrants to purchase common stock. We incurred a $0.1 million net unrealized loss on warrants to purchase common stock in fiscal year 2004, compared with an unrealized gain of $0.1 million in 2003. We account for our warrants to purchase Mechanical Technology Incorporated's common stock and to purchase Beacon Power Corporation's common stock in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and, therefore, we have recorded these warrants at their fair value at September 30, 2004. Our warrants to purchase Mechanical Technology Incorporated's common stock expired unexercised on October 21, 2003 and January 31, 2004 and we no longer account for these warrants in accordance with SFAS No. 133.

Write-down of investment in Beacon Power Corporation. We accounted for our investment in Beacon Power using the fair value method as set forth in SFAS No. 115, *Accounting for Certain Debt and Equity Securities*. As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by us was $0.18 per share, or $0.8 million. Our cost basis in our investment in Beacon Power's common stock was approximately $0.30 per share, or $1.4 million, resulting in an unrealized loss of $0.5 million as of March 29, 2003. As of March 29, 2003, we believed the difference in the current fair market value and the cost basis of our investment represented an other than temporary decline based upon our ability and intent to hold the stock for a long enough period of time for it to recover. We recorded a charge of $0.5 million in the statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by us was $0.18 per share. During 2003, we sold all of our shares of Beacon Power Corporation common stock.

Realized gain from sale of Beacon Power Stock. During June 2003, we commenced the sale of the 4,705,910 shares of Beacon Power Corporation common stock. Through June 28, 2003, we had sold 3,996,626 of those shares for proceeds of $1.5 million, net of fees and commissions. As a consequence of the sale of these shares, we realized a gain of $0.8 million. The remaining shares were sold early in our fiscal fourth quarter of 2003 and we realized a gain of $0.1 million, which was included in our results for the fiscal quarter ended September 30, 2003.

Interest expense. Interest expense was $6.9 million for fiscal year 2004 compared with $4.0 million for fiscal year 2003, an increase of $2.9 million. Interest expense for fiscal year 2004 was virtually all comprised of non-cash items, including $6.1 million amortization of discount on the convertible redeemable Series B Preferred Stock, $0.2 million amortization of the discount on the subordinated convertible debentures, $0.2 million associated with the redeemable convertible Series A Preferred Stock and subordinated debentures, the amortization of the fair value, as determined using the Black-Scholes option pricing model, of the warrants we issued in connection with our existing line of credit of $0.1 million and

$0.1 million associated with the Series B Preferred Stock, offset by a benefit from the negotiated reduction in fees associated with the February 2003 transaction. Interest expense for the fiscal year ended September 30, 2003 includes the following: $0.1 million fees associated with the line of credit; $0.2 million of interest expense associated with outstanding amounts under the line of credit; $0.3 million of expense associated with the issuance of warrants in connection with the line of credit; $0.1 million of fess associated with forbearances of loan covenant violations; $0.1 million on capital lease obligations; $2.5 million amortization of discount on the convertible redeemable Series A preferred stock; $0.2 million dividends on convertible redeemable Series A preferred stock; and $0.4 million of amortization of discount on the convertible subordinated debentures.

Quarterly Results of Operations (Unaudited)

The following table presents unaudited quarterly statement of operations data for the eight quarters ended September 30, 2005. This data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This data includes all adjustments, consisting solely of normal recurring adjustments, which we believe necessary for a fair presentation of this information. The historical quarterly data for the quarters ended January 1, 2005, April 2, 2005 and July 2, 2005 have been adjusted to reflect the reclassification of amounts previously accounted for as cost of product sales to un-funded research and development expenses. The impact of the reclassification is as follows:

	Three Months Ended		
	July 2, 2005	April 2, 2005	Jan. 1, 2005
	(In thousands, except per share data)		
Cost of product revenue	(143)	(82)	(45)
Un-f unded research and development expense	143	82	45
Operating loss	—	—	—
Net loss	—	—	—
Net loss attributable to common stockholders per weighted average share, basic and diluted	—	—	—

The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	Three Months Ended							
	Sept. 30, 2005	July 2, 2005	April 2, 2005	Jan. 1, 2005	Sept. 30, 2004	June 26, 2004	Mar. 27, 2004	Dec. 27, 2003
	(in thousands, except per share data)							
Statement of Operations Data								
Revenue:								
Product revenue	$ 7,518	$ 6,972	$ 7,132	$ 8,270	$ 7,717	$ 6,841	$ 6,205	$ 6,208
Funded research and development and other revenue	2,823	1,186	1,142	913	1,483	1,771	1,954	1,979
Total revenue	10,341	8,158	8,274	9,183	9,200	8,612	8,159	8,187
Operating costs and expenses:								
Cost of product revenue	7,765	6,182	6,466	7,219	6,528	5,483	5,164	5,198
Research and development and other revenue expenses:								
Funded research and development and other revenue expenses	2,513	1,206	946	747	1,771	1,416	1,416	1,379
Unfunded research and development expenses	232	145	90	45	(2)	4	—	1
Total research and development and other revenue expenses	2,745	1,351	1,036	792	1,769	1,420	1,416	1,380
Selling, general and administrative expenses	2,757	2,723	2,800	2,522	2,307	2,249	2,565	2,242
Gain on sale of assets	(318)	—	—	—	—	—	—	—
Restructuring costs	—	—	—	(256)	—	—	—	—
Amortization of intangibles	112	112	112	112	112	112	112	111
Write-off of impaired long-lived assets	1,190	—	—	—	—	—	—	—
Total operating costs and expenses	14,251	10,368	10,414	10,389	10,716	9,264	9,257	8,931
Operating loss	(3,910)	(2,210)	(2,139)	(1,206)	(1,516)	(652)	(1,098)	(744)
Net unrealized gain (loss) on warrants to purchase common stock	—	—	(29)	22	(10)	(77)	(46)	43
Unrealized loss on Series B warrants	—	—	—	—	—	—	—	35
Other income (loss)	36	(23)	(111)	(18)	(4)	3	—	—
Interest income	14	16	9	2	3	3	4	2
Interest expense	(314)	(57)	(95)	(232)	(73)	(72)	(6,502)	(258)
Net loss	$ (4,173)	$ (2,274)	$ (2,366)	$ (1,432)	$ (1,590)	$ (718)	$ (7,642)	$ (922)
Net loss attributable to common stockholders per weighted average share, basic and diluted	$ (0.12)	$ (0.07)	$ (0.07)	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.29)	$ (0.04)
Weighted average number of common shares, basic and diluted	35,871	33,364	33,249	29,115	28,201	28,078	26,784	24,303

Liquidity and Capital Resources

As of September 30, 2005, we had $6.7 million of cash, of which $0.1 million was restricted. At that time no funds had been drawn against our $7.0 million line of credit with Silicon Valley Bank. The maximum amount we can borrow under this agreement is $7.0 million based upon 80% of eligible receivables. As of September 30, 2005, approximately $4.1 million could have been borrowed based on the level of eligible receivables.

On December 22, 2004, we sold 4,848,485 shares of common stock under a universal shelf registration statement directly to a group of investors for proceeds of $7,470,000, net of transaction costs. As part of the December 22, 2004 financing we also issued warrants to purchase up to 2,181,818 shares of common stock.

These warrants have an exercise price of $2.00 per share. These warrants are immediately exercisable and expire on December 21, 2009. A portion of the proceeds was used to pay off amounts outstanding under the line of credit.

On June 29, 2005, our Loan and Security Agreement (the "Loan") with Silicon Valley Bank (the "Bank") was modified pursuant to a Loan Modification Agreement (the "Modification Agreement"). The Modification Agreement has an effective date of May 31, 2005. Under the Modification Agreement, certain financial covenants relating to tangible net worth and minimum cash, which covenants we must satisfy in order to continue to borrow from the Bank, were modified. The Bank also provided a waiver for our failure to comply with the minimum tangible net worth requirements as of May 31, 2005. In addition, certain conditions precedent to the making of advances were also modified. The Loan Agreement, as amended, will expire on January 30, 2006. As consideration for the modifications, we (i) paid the Bank a modification fee of $20,000 and (ii) issued to the Bank a 10-year warrant to purchase 151,515 shares of our common stock at an exercise price of $1.386 per share. We valued these warrants at $119,427 using the Black-Scholes option pricing model with the following assumptions: an expected life of seven years, expected volatility of 52.3%, no dividends, and risk-free interest rate of 4.0%. The value of these warrants will be amortized ratably over the remaining term of the Loan Agreement.

On August 15, 2005, we sold 4,676,151 shares of Common Stock to accredited investors for proceeds of approximately $5.2 million, net of transaction costs. As part of this financing we also issued warrants to purchase up to 1,169,038 shares of Common Stock. These warrants have an exercise price of $1.99 per share, are immediately exercisable and expire on August 2, 2010.

On November 21, 2005, we entered into a Second Loan Modification and Security Agreement (the "Second Loan Modification Agreement") with the Bank. The Second Loan Modification Agreement modifies the Loan Agreement, as previously amended. Under the Second Loan Modification Agreement, the Bank modified the terms related to the collection of receivables for amounts outstanding under the Loan Agreement, as well as the minimum tangible net worth covenant, as defined, which we must maintain in order to continue to borrow from the Bank. The Bank also provided waivers for our failure to comply with the minimum tangible net worth requirements as of August 6, 2005 and September 30, 2005. In addition, the Second Loan Modification Agreement provides the ability to borrow up to $3,000,000 on a revolver basis paying only interest provided that we remain in compliance with all financial covenants, as defined. The Loan Agreement, as amended, will expire on January 30, 2006. We paid the Bank's legal costs associated with the Second Loan Modification Agreement, which were approximately $5,000.

On December 14, 2005, we sold to Qualmark, Inc. our Shaker and Amp product lines, the associated inventory and intellectual property for proceeds of approximately $2.3 million. We will account for the sale of these assets in our first fiscal quarter of 2006.

We anticipate that our current cash, cash from the sale of our shaker and amplifier product lines, together with the ability to borrow under the Loan Agreement, as amended, will be sufficient to fund our operations at least through September 30, 2006. This assumes that we will achieve our business plan, be able to amend or extend our current agreement with the Bank at least through September 30, 2006, and remain in compliance with all Loan Agreement covenants, as amended. The business plan envisions a significant increase in revenue and significant reductions in the cost structure and the cash burn rate from the results experienced in the recent past. If, however, we are unable to realize our business plan, and are unable to agree upon and remain in compliance with our amended Loan Agreement with the Bank, we may be forced to raise additional funds by selling stock or taking other actions to conserve our cash position.

If additional funds are raised in the future through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience additional dilution. The terms of additional funding may also limit our operating and financial flexibility. There can be no assurance that additional financing of any kind will be available to us on terms acceptable to us, or at all. Failure to obtain future funding when needed or on acceptable terms would materially, adversely affect our results of operations.

Our financial statements for our fiscal year ended September 30, 2005, which are included in this Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification, which raises substantial doubt with respect to our ability to continue as a going concern. However, our business plan, which envisions a significant improvement in results from the recent past, contemplates sufficient liquidity to fund operations at least through September 30, 2006. The receipt of a going concern qualification may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations.

We have incurred significant costs to develop our technologies and products. These costs have exceeded total revenue. As a result, we have incurred losses in each of the past five years. As of September 30, 2005, we had an accumulated deficit of $137.9 million. Since inception, we have financed our operations and met our capital expenditure requirements primarily through the sale of private equity securities, public security offerings, and borrowings on our line of credit and capital equipment leases.

As of September 30, 2005, our cash and cash equivalents were $6.7 million, including restricted cash and cash equivalents of $0.1 million; this represents an increase in our cash and cash equivalents of approximately $4.5 million from the $2.2 million on hand at September 30, 2004. Cash used in operating activities for the twelve months ended September 30, 2005 was $7.9 million as compared to $5.5 million for the twelve months ended September 30, 2004. Cash used in operating activities during the twelve months ended September 30, 2005 was primarily attributable to the net loss of $10.2 million offset by non-cash items such as write-off of impaired long-lived assets, depreciation and amortization, deferred revenue, increases in allowances for uncollectible accounts and excess and obsolete inventory, non-cash compensation and consulting expense, non-cash interest expense and decreases in working capital.

Cash used in investing activities during the twelve months ended September 30, 2005 was $0.3 million as compared to $0.4 million for the twelve months ended September 30, 2004. Cash used in investing activities during the fiscal year ended September 30, 2005 and 2004, was a result of capital expenditures during each of the respective periods.

Cash provided by financing activities for the twelve months ended September 30, 2005 was $12.7 million as compared to $6.9 million for the twelve months ended September 30, 2004. Net cash provided by financing activities during fiscal 2005 includes $7.5 million of net proceeds from the December 2004 financing transaction, $5.2 million of net proceeds from the August 2005 financing transaction and approximately $0.2 million received from the exercise of incentive stock options, offset in part by approximately $0.2 million related to payments on our capital lease obligations. Net cash provided by financing activities during the twelve months ended September 30, 2004 includes $7.0 million of proceeds from the sale of the redeemable convertible Series B Preferred Stock and the convertible subordinated debentures, $1.9 million of proceeds from the exercise of warrants to purchase common stock, offset in part by a repayment of $1.8 million in bank borrowings and $0.3 million repayment of long-term debt.

We lease equipment and office space under non-cancelable capital and operating leases. Future minimum rental payments, as of September 30, 2005, under the capital and operating leases with non-cancelable terms are as follows:

Fiscal Years ended September 30,	Capital Leases	Operating Leases
2006	$167,588	$1,317,872
2007	143,590	$1,337,019
2008	—	$1,288,074
2009	—	$1,250,992
2010	—	$ 495,796
Thereafter	—	$ 227,726
Total	$311,178	$5,917,479

Factors Affecting Future Results

Our future results remain difficult to predict and may be affected by a number of factors which could cause actual results to differ materially from forward-looking statements contained in this Annual Report on Form 10-K and presented elsewhere by management from time to time. These factors include business conditions within the distributed power, power quality, aerospace, transportation, industrial, utility, telecommunications, silicon wafer manufacturing, factory automation, aircraft and automotive industries and the world economies as a whole. Our revenue growth is dependent, in part, on technology developments and contract research and development for both the government and commercial sectors and no assurance can be given that we will continue to obtain such funds. In addition, our growth opportunities are dependent on our new products penetrating the distributed power, power quality, aerospace, transportation, industrial, utility, telecommunications, silicon wafer manufacturing, factory automation, aircraft and automotive markets. No assurance can be given that new products can be developed, or if developed, will be commercially viable; that competitors will not force prices to unacceptably low levels or take market share from us; or that we can achieve and maintain profitability in these or any new markets. Because of these and other factors, including, without limitation, the factors set forth below, past financial performance should not be considered an indicator of future performance. Investors should not use historical trends to anticipate future results and should be aware that the market price of our common stock experiences significant volatility.

We have a history of operating losses, may not be able to achieve profitability and may require additional capital in order to sustain our businesses.

For each of the past ten fiscal years, we have experienced losses from operating our businesses. As of September 30, 2005, we had an accumulated deficit of approximately $137.9 million. During the fiscal year ended September 30, 2005 we had a loss from operations of approximately $9.5 million. If we are unable to operate on a cash flow breakeven basis during 2006, we may need to raise additional capital in order to sustain our operations. There can be no assurance that we will be able to achieve such results or to raise such funds if they are required.

We may not be able to continue as a going concern.

Our financial statements for our fiscal year ended September 30, 2005, which are included in this Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification, which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations.

We could issue additional common stock, which might dilute the book value of our common stock.

We have authorized 50,000,000 shares of our common stock, of which 38,283,208 shares were issued and outstanding as of September 30, 2005. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise the capital that we may need at today's stock prices, we will need to issue securities that are convertible into or exercisable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

The sale or issuance of a large number of shares of our common stock could depress our stock price.

As of December 15, 2005, we have reserved 10,818,962 shares of common stock for issuance upon exercise of stock options and warrants, 2,198,311 shares for future issuances under our stock plans and 878,660 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 961,538 shares of common stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. As of December 15, 2005, holders of warrants and options to purchase an aggregate of 8,616,151 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144.

We have not consistently complied with Nasdaq's Marketplace rules for continued listing, which exposes us to the risk of delisting from the Nasdaq National Market.

Our stock is listed on the Nasdaq National Market, which affords us an opportunity for relatively broad exposure to a wide spectrum of prospective investors. As a requirement of continued inclusion in the Nasdaq National Market, SatCon must comply with Nasdaq's Marketplace Rules. In 2003, SatCon received notice from Nasdaq that it was not in compliance with Marketplace Rules. Subsequently, in late 2003, Nasdaq advised SatCon that it had achieved compliance, and SatCon has continued to maintain compliance with the Nasdaq National Market Marketplace Rules for Continued Inclusion since that time. However, if we fail to maintain compliance with these rules and our common stock is delisted from the Nasdaq National Market, there could be a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with the Nasdaq National Market, the loss of federal preemption of state securities laws, the potential loss of confidence by suppliers, customers and employees, as well as the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing.

We expect to generate a significant portion of our future revenues from sales of our power control products and cannot assure market acceptance or commercial viability of our power control products.

We intend to continue to expand development of our power control products. We cannot assure you that potential customers will select SatCon's products to incorporate into their systems or that our customers' products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts have included development contracts with several customers and the targeting of specific market segments for power and energy management systems. We cannot know if our commercial marketing efforts will be successful in the future. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to compete profitably in this market, even if market acceptance is achieved. If our products do not gain market acceptance or achieve commercial viability, we will not attain our anticipated levels of profitability and growth.

If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process improvement efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable, which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

We are heavily dependent on contracts with the U.S. government and its agencies or from subcontracts with the U.S. government's prime contractors for revenue to develop our products, and the loss of one or more of our government contracts could preclude us from achieving our anticipated levels of growth and revenues.

Our ability to develop and market our products is dependent upon maintaining our U.S. government contract revenue and research grants. Many of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 40% of our revenue during fiscal year 2005 was derived from government contracts and subcontracts. Changes in government policies, priorities or programs that result in budget reductions could cause the government to cancel existing contracts or eliminate follow-on phases in the future which would severely inhibit our ability to successfully complete the development and commercialization of our products. In addition, there can be no assurance that, once a government contract is completed, it will lead to follow-on contracts for additional research and development, prototype build and test or production. Furthermore, there can be no assurance that our U.S. government contracts or subcontracts will not be terminated or suspended in the future. In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts, which could seriously harm our ability to develop our technologies and products.

Our contracts with the U.S. government are subject to audit by the Defense Contract Audit Agency and other agencies of the government, which may challenge our treatment of direct and indirect costs and reimbursements, resulting in a material adjustment and adverse impact on our financial condition.

The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

The U.S. government has certain rights relating to our intellectual property.

Many of our patents are the result of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has "march-in rights," which enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances.

Our business could be adversely affected if we are unable to protect our patents and proprietary technology.

As of December 15, 2005, we held approximately 71 U.S. patents and had 1 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia for many of these patents. The expiration dates of our patents range from 2009 to 2021, with the majority expiring after 2015. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert resources from operational goals. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

We may not be able to maintain confidentiality of our proprietary knowledge.

In addition to our patent rights, we also rely on treatment of our technology as trade secrets through confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and other intellectual property developed by our employees during their employment with us. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. We also rely on non-disclosure agreement to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Failure to maintain the proprietary nature of our technology and information could harm our results of operations and financial condition by reducing or eliminating our technological advantages in the marketplace.

Others may assert that our technology infringes their intellectual property rights.

We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Our success is dependent upon attracting and retaining highly qualified personnel and the loss of key personnel could significantly hurt our business.

To achieve success, we must attract and retain highly qualified technical, operational and executive employees. The loss of the services of key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering, operations and business development personnel, could result in the loss of business or could otherwise negatively impact our ability to operate and grow our business successfully.

We expect significant competition for our products and services.

In the past, we have faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment.

We are dependent on third-party suppliers for the supply of key components for our products.

We use third-party suppliers for components in many of our systems. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier's failure to supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to deliver our products in accordance with contractual obligations.

On occasion, we agree to fixed price engineering contracts in our Applied Technology Division, which exposes us to losses.

Most of our engineering design contracts are structured on a cost-plus basis. However, on occasion we have entered into fixed price contracts, which may expose us to loss. A fixed priced contract, by its very nature, requires cost estimates during the bidding process and throughout the contract, as the program proceeds to completion. Depending upon the complexity of the program, the estimated completion costs could change frequently and significantly during the course of the contract. We regularly involve the appropriate people on the program and finance staffs to arrive at a reasonable estimate of the cost to complete. However, due to unanticipated technical challenges and other factors, there is the potential for substantial cost overruns in order to complete the contract in accordance with the contract specifications. Currently we do not have any contracts of this type. During the fiscal year ended September 30, 2005, we had recorded losses on these contracts of approximately $0.1 million related to a fixed price contract which was completed during the period. No other losses were recorded on these contracts during fiscal 2005.

If we experience a period of significant growth or expansion, it could place a substantial strain on our resources.

If our power control products are successful in achieving rapid market penetration, we may be required to deliver large volumes of technically complex products or components to our customers on a timely basis at reasonable costs to us. We have limited experience in ramping up our manufacturing capabilities to meet large-scale production requirements and delivering large volumes of our power control products. If we were to commit to deliver large volumes of our power control products, we cannot assure you that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that such growth will not strain our operational, financial and technical resources.

Our business could be subject to product liability claims.

Our business exposes us to potential product liability claims, which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a moderate level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

We are subject to a variety of environmental laws that expose us to potential financial liability.

Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge or release of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in certain of our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws. If we were found to be a responsible party, we could be held jointly and severably liable for the costs of remedial actions. To date, we have not been cited for any improper discharge or release of hazardous materials.

Businesses and consumers might not adopt alternative energy solutions as a means for obtaining their electricity and power needs.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less upon traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

- market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

- the cost competitiveness of these systems;
- regulatory requirements; and
- the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control. Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. If our earnings do not meet the expectations of securities analysts or investors, the price of our stock could decline.

Provisions in our charter documents and Delaware law may delay, deter or prevent the acquisition of SatCon, which could decrease the value of your shares.

Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you, as a stockholder, may consider favorable. These provisions include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;
- a board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;
- prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and
- limitations on who may call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

We are subject to stringent export laws and risks inherent in international operations.

We market and sell our products and services both inside and outside the United States. We are currently selling our products and services throughout North America and in certain countries in South America, Asia, Canada and Europe. Certain of our products are subject to the International Traffic in Arms Regulations (ITAR) 22 U.S.C 2778, which restricts the export of information and material that may be used for military or intelligence applications by a foreign person. Additionally, certain products of ours are subject to export regulations administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export certain products or technology. Failure to comply with these laws could result in enforcement responses by the government, including substantial monetary penalties, denial of export privileges, debarment from government contracts and possible criminal sanctions.

Revenue from sales to our international customers for our fiscal years ended September 30, 2005 and 2004 were approximately $3.1 million and $3.7 million, respectively. Our success depends, in part, on our ability to expand our market for our products and services to foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, export restrictions, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, and the challenges of complying with a wide variety of foreign laws.

We are exposed to credit risks with respect to some of our customers.

To the extent our customers do not advance us sufficient funds to finance our costs during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. Occasionally, we accept the risk of dealing with thinly financed entities. We attempt to mitigate this risk by seeking to negotiate more timely progress payments and utilizing other risk management procedures. At September 30, 2005, we had one customer that accounted for approximately 15% of gross accounts receivable. Of the amounts due from this customer approximately $852,000 related to sales greater than ninety days past due. Historically we have not experienced any credit losses as a result of doing business with this customer.

Our agreement with Silicon Valley Bank subjects us to various restrictions, which may limit our ability to pursue business opportunities.

Our loan agreement with Silicon Valley Bank subjects us to various restrictions on our ability to engage in certain activities without the prior written consent of the bank, including, among other things, our ability to:

- dispose of or encumber assets, other than in the ordinary course of business
- incur additional indebtedness
- merge or consolidate with other entities, or acquire other businesses, and
- make investments

The agreement also subjects us to various financial and other covenants with which we must comply on an ongoing or periodic basis. The financial covenant requires us to maintain a minimum level of tangible net worth, as defined, which varies from month to month. If we violate this or any other covenant, any outstanding debt under this agreement could become immediately due and payable, the bank could proceed against any collateral securing indebtedness and our ability to borrow funds in the future may be restricted or eliminated. These restrictions may also limit our ability to pursue business opportunities or strategies that we would otherwise consider to be in the best interests of the company.

The holders of our Series B Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of December 15, 2005, 425 shares of our Series B Preferred Stock were outstanding. Pursuant to the terms of the certificate of designation creating the Series B Preferred Stock, upon a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. Prior to October 1, 2005, dividends accrued on the shares of Series B Preferred Stock at a rate of 6% per annum. On October 1, 2005, dividends began accruing on the Series B Preferred Stock at a rate of 8% per annum.

If we are unable to effectively and efficiently eliminate the significant deficiencies that have been identified in our internal controls and procedures, there could be a material adverse effect on our operations or financial results.

In December 2005, our management and Audit Committee were notified by our independent accountants, Grant Thornton LLP, of four significant deficiencies in our internal control over financial reporting regarding (i) a significant deficiency related to a need to formalize certain policies and procedures (including those relating to accounting and financial reporting), (ii) a significant deficiency related to financial reporting and income tax disclosures, (iii) a significant deficiency related to the need for monitoring controls to ensure that operational controls are operating as designed and (iv) a significant deficiency related to an instance of a control failure around evaluation of proper revenue recognition. Although we are committed to addressing these deficiencies, we cannot assure you that we will be able to successfully implement the revised controls and procedures or that our revised controls and procedures will be effective in remedying all of the identified significant deficiencies. Our inability to remedy these significant deficiencies potentially could have a material adverse effect on our business.

Effects of Inflation

We believe that inflation and changing prices over the past three years have not had a significant impact on our net revenue or on our income from continuing operations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require Satcon to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which Satcon currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires Satcon to adopt the new accounting provisions beginning in our first quarter of 2006. The effects of adopting this standard will depend on our future stock option activity and the term of options granted.

On December 21, 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No.109, Accounting for Income Taxes (SFAS No. 109), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (The Act)" (FSP 109-1). FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS 109. As we have substantial net operating losses, which would need to be utilized first, it is unlikely that we would benefit from this Act.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. On December 21, 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. Currently, we do not expect to repatriate foreign earnings.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," or FAS 154. FAS 154 changes the accounting for and reporting of a change in accounting principle. The provisions of FAS 154 require, unless impracticable, retrospective application to prior periods' financial statements of (1) all voluntary changes in accounting principles and (2) changes required by a new accounting pronouncement, if a specific transition is not provided. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. FAS 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risks disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our financing activities. Interest on outstanding balances under the Loan Agreement accrues at a rate equal to the Bank's prime rate of interest plus 3.0% per annum. Our ability to carry out our business plan or our ability to finance future working capital requirements may be impacted if the cost of carrying debt fluctuates to the point where it becomes a burden on our resources.

Foreign Currency Risk

Nearly all of our sales outside the United States are priced in US Dollars. If the US Dollar strengthens versus local currencies, it may result in our products becoming more expensive in foreign markets. In addition, approximately 15-20% of our costs are incurred in foreign currencies, especially the Canadian Dollar. If the US Dollar weakens versus these local currencies, it may result in an increase in our cost structure.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data set forth below for our fiscal years ended September 30, 2005, 2004 and 2003 and the consolidated balance sheet data as of September 30, 2005 and 2004 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. The selected consolidated statement of operations data for our fiscal years ended September 30, 2002 and 2001 and the consolidated balance sheet data as of September 30, 2003, 2002 and 2001 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Fiscal Years ended September 30,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Statement of Operations Data					
Revenue:					
Product revenue	29,891	$ 26,971	$ 21,648	$ 30,799	$ 30,780
Funded research and development and other revenue	6,064	7,187	5,282	10,831	10,904
Total revenue	35,955	34,158	26,930	41,630	41,684
Operating costs and expenses:					
Cost of product revenue	27,631	22,373	26,019	29,644	27,828
Research and development and other revenue expenses:					
Funded research and development and other revenue expenses	5,412	5,982	5,038	7,177	7,446
Unfunded research and development expenses	514	3	1,492	5,850	6,229
Total research and development and other revenue expenses	5,926	5,985	6,530	13,027	13,675
Selling, general and administrative expenses	10,802	9,363	13,564	15,851	13,593
Write-off of public offering costs	—	—	—	—	1,421
Amortization of goodwill	—	—	—	—	639
Amortization of intangibles	447	447	505	589	723
Gain on sale of assets	(318)	—	—	—	—
Restructuring costs	(256)	—	—	1,500	—
Write-off of impaired long-lived assets	1,190	—	700	—	—
Write-off of impaired goodwill and intangible assets	—	—	5,751	—	—
Total operating costs and expenses	45,422	38,168	53,069	60,611	57,879
Operating loss	(9,467)	(4,010)	(26,139)	(18,981)	(16,195)
Net realized gain on sale of marketable securities	—	—	—	17	—
Net unrealized gain (loss) on warrants to purchase common stock	(7)	(90)	82	(519)	(1,480)
Unrealized loss on Series B warrants	—	35	(1,879)	—	—
Write-down of investment in Beacon Power Corporation common stock	—	—	(542)	(1,400)	—
Realized gain on sale of Beacon Power Corporation common stock	—	—	899	—	—
Other income (loss)	(117)	(1)	71	(10)	—
Interest income	42	12	5	292	689
Interest expense	(697)	(6,905)	(3,978)	(160)	(105)
Net loss before equity loss from Beacon Power Corporation and cumulative effect of changes in accounting principles	(10,246)	(10,959)	(31,481)	(20,761)	(17,091)
Equity loss from Beacon Power Corporation	—	—	—	—	(5,065)
Net loss before cumulative effect of changes in accounting principles	(10, 246)	(10,959)	(31,481)	(20,761)	(22,156)
Cumulative effect of changes in accounting principles	—	—	—	—	(167)
Net loss	(10, 246)	(10,959)	(31,481)	(20,761)	(22,323)
Cumulative effect of change in accounting principle	—	—	—	—	(1,941)
Net loss attributable to common stockholders	$(10, 246)	$(10,959)	$(31,481)	$(20,761)	$(24,264)

	Fiscal Years ended September 30,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Net loss before cumulative effect of changes in accounting principles per weighted average share, basic and diluted	$ (0.31)	$ (0.41)	$ (1.72)	$ (1.25)	$ (1.51)
Cumulative effect of changes in accounting principles per weighted average share, basic and diluted	—	—	—	—	(0.14)
Net loss attributable to common stockholders per weighted average share, basic and diluted	$ (0.31)	$ (0.41)	$ (1.72)	$ (1.25)	$ (1.65)
Weighted average number of common shares, basic and diluted	32,900	26,834	18,258	16,597	14,666

	As of September 30,				
	2005	2004	2003	2002	2001
	(in thousands)				
Balance Sheet Data					
Cash and cash equivalents, including restricted cash and cash equivalents	$ 6,711	$ 2,183	$ 1,235	$ 2,120	$11,051
Marketable securities	—	—	—	—	9,872
Investment in Beacon Power Corporation	—	—	—	800	7,153
Total assets	27,732	25,586	24,982	42,360	68,776
Working capital	11,393	5,141	(1,413)	10,971	29,624
Redeemable convertible Series A preferred stock	—	—	1,659	—	—
Redeemable convertible Series B preferred stock	2,125	2,125	—	—	—
Convertible subordinated debentures	—	—	763	—	—
Other long-term liabilities, net of current portion	460	875	770	1,217	1,189
Contingent obligation to common stock warrant holders	—	—	—	—	234
Stockholders' equity	$15,602	11,659	6,162	29,926	54,511

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	September 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,627,352	$ 1,171,152
Restricted cash and cash equivalents	84,000	1,011,900
Accounts receivable, net of allowance of $651,463 and $848,565 at September 30, 2005 and 2004, respectively	6,473,665	6,274,178
Unbilled contract costs and fees	147,938	447,405
Funded research and development expenses in excess of billings	0	292,111
Inventory	7,017,419	6,184,672
Prepaid expenses and other current assets	587,083	687,083
Total current assets	$ 20,937,457	$ 16,068,501
Warrants to purchase common stock	—	7,036
Property and equipment, net	3,662,746	5,913,211
Goodwill, net	704,362	704,362
Intangibles, net	1,867,118	2,391,193
Other long-term assets	560,021	501,634
Total assets	$ 27,731,704	$ 25,585,937
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 167,588	$ 184,177
Accounts payable	3,363,878	3,823,249
Accrued payroll and payroll related expenses	1,563,332	1,449,349
Other accrued expenses	2,225,003	2,412,409
Accrued contract losses	84,779	514,489
Deferred revenue	2,139,434	2,048,442
Accrued restructuring costs	—	495,612
Total current liabilities	$ 9,544,014	$ 10,927,727
Redeemable convertible Series B preferred stock (425 shares issued and outstanding; face value $5,000 per share; liquidation preference 100%)	2,125,000	2,125,000
Long-term debt, net of current portion	143,590	311,178
Other long-term liabilities	316,844	563,372
Total Liabilities	$ 12,129,448	$ 13,927,277
Commitments and contingencies (Note L)		
Stockholders' equity:		
Common stock; $0.01 par value, 50,000,000 shares authorized; 38,283,208 and 28,226,010 shares issued and outstanding at September 30, 2005 and 2004, respectively	382,832	282,261
Additional paid-in capital	153,239,276	139,208,000
Accumulated deficit	(137,906,100)	(127,659,993)
Accumulated other comprehensive loss	(113,752)	(171,608)
Total stockholders' equity	$ 15,602,256	$ 11,658,660
Total liabilities and stockholders' equity	$ 27,731,704	$ 25,585,937

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Fiscal Years Ended September 30, 2005	2004	2003
Revenue:			
Product revenue	$ 29,891,604	$ 26,971,109	$ 21,648,596
Funded research and development and other revenue	6,063,508	7,186,714	5,281,607
Total revenue	35,955,112	34,157,823	26,930,203
Operating costs and expenses:			
Cost of product revenue	27,631,184	22,373,241	26,018,835
Research and development and other revenue expenses:			
Funded research and development and other revenue expenses	5,412,071	5,981,716	5,038,174
Unfunded research and development expenses	513,203	3,354	1,492,001
Total research and development and other revenue expenses	5,925,274	5,985,070	6,530,175
Selling, general and administrative expenses	10,801,996	9,362,522	13,563,967
Amortization of intangibles	446,684	446,685	504,712
Gain on sale of assets	(317,802)	—	—
Restructuring costs	(255,612)	—	—
Write-off of impaired long-lived assets	1,190,436	—	700,000
Write-off of impaired goodwill and intangible assets	—	—	5,751,082
Total operating costs and expenses	45,422,160	38,167,518	53,068,771
Operating loss	(9,467,048)	(4,009,695)	(26,138,568)
Net realized and unrealized (loss) gain on warrants to purchase common stock	(7,036)	(90,454)	81,501
Unrealized gain (loss) on series B warrants	—	35,442	(1,878,930)
Write-down of investment in Beacon Power Corporation common stock	—	—	(541,885)
Realized gain from sale of Beacon Power Corporation common stock	—	—	898,637
Other (loss) income	(116,622)	(1,629)	70,703
Interest income	41,909	12,456	5,375
Interest expense	(697,310)	(6,904,590)	(3,977,995)
Net loss	$(10,246,107)	$(10,958,470)	$(31,481,162)
Net loss attributable to common stockholders per weighted average share, basic and diluted	$ (0.31)	$ (0.41)	$ (1.72)
Weighted average number of common shares, basic and diluted	32,899,632	26,834,470	18,257,512

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Fiscal Years Ended September 30, 2005, 2004 and 2003

					Accumulated Other Comprehensive Loss				
	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gain/(loss) On Beacon Power Corporation	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Loss
Balance, September 30, 2002	16,741,646	$167,416	$115,800,692	$ (85,220,361)	$(588,944)	$ (233,193)	$ (822,137)	$ 29,925,610	
Net loss	—	—	—	(31,481,162)	—	—	—	(31,481,162)	($31,481,162)
Change in unrealized gain (loss) on Beacon Power Corporation common stock	—	—	—	—	47,059	—	47,059	47,059	47,059
Other than temporary write-down of investment in Beacon Power Corporation common stock	—	—	—	—	541,885	—	541,885	541,885	541,885
Issuance of common stock to 401(k) Plan	802,095	8,021	741,551	—	—	—	—	749,572	—
Issuance of warrants to purchase common stock	—	—	286,107	—	—	—	—	286,107	—
Issuance of common stock in connection with exercise of Series A warrants	1,563,549	15,635	(9,085)	—	—	—	—	6,550	—
Issuance of common stock in connection with exercise of warrants to purchase common stock	223,602	2,236	(1,017)	—	—	—	—	1,219	—
Issuance of common stock in lieu of first year dividend on Series A preferred stock	362,168	3,622	321,967	—	—	—	—	325,589	—
Issuance of warrants to Series A preferred stockholders	—	—	859,635	—	—	—	—	859,635	—
To record beneficial conversion feature of Series A preferred stock	—	—	760,702	—	—	—	—	760,702	—
Issuance of warrants to H.C. Wainwright & Co., Inc. in connection with issuance of Series A preferred stock and convertible subordinated debentures	—	—	267,147	—	—	—	—	267,147	—
Issuance of common stock in connection with exercise of options to purchase common stock	28,750	288	18,115	—	—	—	—	18,403	—
Issuance of warrants to convertible subordinated debentures holders	—	—	257,798	—	—	—	—	257,798	—
To record beneficial conversion feature of convertible subordinated debentures	—	—	30,332	—	—	—	—	30,332	—
Issuance of common stock in lieu of first year interest on the convertible subordinated debentures	90,390	904	78,277	—	—	—	—	79,181	—
Issuance of common stock upon conversion of Series A preferred stock	1,211,000	12,110	1,501,640	—	—	—	—	1,513,750	—
Mark-to-market Series B warrants	—	—	1,878,930	—	—	—	—	1,878,930	—
Foreign currency translation adjustment	—	—	—	—	—	93,839	93,839	93,839	93,839
Comprehensive loss									($30,798,379)
Balance, September 30, 2003	21,023,200	$210,232	$122,792,791	($116,701,523)	—	($139,354)	($139,354)	$ 6,162,146	

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Fiscal Years Ended September 30, 2005, 2004 and 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Loss
Balance, September 30, 2003	21,023,200	$210,232	$122,792,791	$(116,701,523)	$(139,354)	$ 6,162,146	
Net loss	—	—	—	(10,958,470)	—	(10,958,470)	(10,958,470)
Issuance of common stock to 401(k) Plan	213,019	2,130	529,364	—	—	531,494	—
Issuance of common stock in connection with exercise of Series A warrant to purchase common stock	28,000	280	—	—	—	280	—
Issuance of common stock in connection with exercise of warrants to purchase common stock	2,246,467	22,465	1,834,850	—	—	1,857,315	—
Issuance of common stock in connection with cashless exercise of warrants to purchase common stock	209,422	2,094	(2,094)	—	—	—	—
Issuance of common stock in connection with the exercise of stock options to purchase common stock	118,550	1,186	76,624	—	—	77,810	—
Issuance of common stock in connection with the conversion of redeemable convertible Series A preferred stock	1,327,000	13,270	1,645,480	—	—	1,658,750	—
Issuance of common stock in connection with the conversion of convertible subordinated debentures	666,000	6,660	825,840	—	—	832,500	—
Issuance of common stock in lieu of first year interest on convertible subordinated debentures	8,298	83	23,981	—	—	24,064	—
Issuance of common stock in lieu of first six -months dividend on redeemable convertible Series B preferred stock	76,054	761	229,454	—	—	230,215	—
Issuance of common stock to Auerelius Consulting Group	90,000	900	193,950	—	—	194,850	—
Issuance of options and warrants to purchase common stock to non-employees	—	—	46,634	—	—	46,634	—
Issuance of warrants to convertible subordinated debentures holders	—	—	46,577	—	—	46,577	—
Beneficial conversion feature of convertible subordinated debentures	—	—	138,977	—	—	138,977	—
Issuance of warrants to Series B preferred stockholders	—	—	1,242,441	—	—	1,242,441	—
Beneficial conversion feature of the Series B preferred stock	—	—	3,655,607	—	—	3,655,607	—
Issuance of warrants to BHP in connection with the issuance of the Series B preferred stock	—	—	435,166	—	—	435,166	—
Issuance of common stock in connection with the conversion of redeemable convertible Series B preferred stock	2,220,000	22,200	5,527,800	—	—	5,550,000	—
Mark-to-market Series B warrants	—	—	(35,442)	—	—	(35,442)	—
Foreign currency translation adjustment	—	—	—	—	(32,254)	(32,254)	(32,254)
Comprehensive loss	—	—	—	—	—	—	$ (10,990,724)
Balance, September 30, 2004	28,226,010	$282,261	$139,208,000	$(127,659,993)	$(171,608)	$ 11,658,660	

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the Fiscal Years Ended September 30, 2005, 2004 and 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Loss
Balance, September 30, 2004	28,226,010	$282,261	$139,208,000	$(127,659,993)	$(171,608)	$ 11,658,660	—
Net loss	—	—	—	(10,246,107)	—	(10,246,107)	$(10,246,107)
Issuance of common stock to 401(k) Plan	335,928	3,359	582,638	—	—	585,997	—
Issuance of common stock in connection with the exercise of stock options to purchase common stock	144,000	1,440	154,443	—	—	155,883	—
Issuance of common stock in lieu of six -months dividend on redeemable convertible Series B preferred stock	52,636	526	126,974	—	—	127,500	—
Issuance of common stock in connection with the December 2004Financing Transaction	4,848,484	48,485	5,835,521	—	—	5,884,006	—
Issuance of warrants to Common stockholders, related to December 2004 Financing Transaction	—	—	1,602,954	—	—	1,602,954	—
Issuance of common stock in connection with the August 2005 Financing Transaction	4,676,150	46,761	4,662,853	—	—	4,709,614	—
Issuance of warrants to Common stockholders, related to August 2005 Financing Transaction	—	—	513,489	—	—	513,489	—
Issuance of warrants to Ardour Capital, related to August 2005 Financing Transaction	—	—	43,122	—	—	43,122	—
Adjustment to conversion price related to re-pricing of Convertible Series B Preferred Stock	—	—	270,290	—	—	270,290	—
Adjustment in conversion price of Series B warrants	—	—	64,745	—	—	64,745	—
Issuance of warrants to purchase common stock to Ardour Capital Investments	—	—	20,490	—	—	20,490	—
Issuance of warrants to purchase common stock to Silicon Valley Bank	—	—	119,427	—	—	119,427	—
Compensation charge associated with the acceleration of unvested incentive stock options	—	—	34,330	—	—	34,330	—
Foreign currency translation adjustment	—	—	—	—	57,856	57,856	57,856
Comprehensive loss	—	—	—	—	—	—	$(10,188,251)
Balance, September 30, 2005	38,283,208	$382,832	$153,239,276	$(137,906,100)	$(113,752)	$ 15,602,256	

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended September 30,		
	2005	2004	2003
Cash flows from operating activities:			
Net loss	$ (10,246,107)	$ (10,958,470)	$ (31,481,162)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,870,216	1,942,544	2,338,587
Provision (recovery) for uncollectible accounts	119,802	(16,429)	236,749
Provision for excess and obsolete inventory	(851,569)	95,008	3,170,153
Accrued losses on inventory purchase commitments	—	—	737,942
Net realized and unrealized loss (gain) on warrants to purchase common stock	7,036	90,454	(81,501)
Unrealized (gain) loss on Series B warrants	—	(35,442)	1,878,930
Write-off of impaired long-lived assets	1,190,436	—	700,000
Write-off of impaired goodwill and intangible assets	—	—	5,751,082
Write-down of investment in Beacon Power Corporation common stock	—	—	541,885
Compensation expense related issuance of stock options and warrants to non-employees and issuance of common stock to 401(k) Plan	769,035	740,891	845,113
Non-cash interest expense	475,579	6,785,004	3,520,206
Gain on sale of equipment	—	—	(55,700)
Gain on sale of Beacon Power Corporation common stock	—	—	(898,637)
Compensation expense related to acceleration of stock option vesting schedule	34,330	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(319,289)	(758,751)	1,491,259
Unbilled contract costs and fees	299,467	355,399	804,440
Prepaid expenses and other assets	652,768	(627,071)	127,334
Inventory	18,822	(477,560)	1,273,749
Other long-term assets	(58,387)	(383,024)	33,405
Accounts payable	(459,371)	(2,144,402)	89,846
Accrued expenses and payroll	(569,035)	(330,676)	93,882
Accrued contract losses	(690,367)	387,368	237,778
Deferred revenue	90,992	(398,612)	1,808,285
Other current liabilities	(259,572)	264,022	(455,306)
Total adjustments	2,320,893	5,488,723	24,189,481
Net cash used in operating activities	(7,925,214)	(5,469,747)	(7,291,681)
Cash flows from investing activities:			
Purchases of property and equipment	(286,112)	(401,349)	(273,943)
Proceeds from sale of equipment	—	—	68,450
Proceeds from sale of Beacon Power Corporation common stock	—	—	1,745,701
Net cash (used in) provided by investing activities	(286,112)	(401,349)	1,540,208
Cash flows from financing activities:			
Net borrowing under line of credit	—	(1,801,869)	1,801,869
Repayment of long-term debt	(184,177)	(277,325)	(266,807)
Net proceeds from issuance of convertible redeemable preferred stock	—	6,925,000	2,480,225
Net proceeds from issuance of convertible subordinated debentures	—	70,000	731,060
Net proceeds from issuance of common stock and warrants	12,710,064	—	—
Proceeds from exercise of stock options	155,883	77,450	18,403
Proceeds from exercise of warrants	—	1,857,955	7,769
Net cash provided by financing activities	12,681,770	6,851,211	4,772,519
Effect of foreign currency exchange rates on cash and cash equivalents	57,856	(32,254)	93,839
Net increase (decrease) in cash and cash equivalents, including restricted cash and cash equivalents	4,528,300	947,861	(885,115)
Cash and cash equivalents at beginning of year, including restricted cash and cash equivalents	2,183,052	1,235,191	2,120,306
Cash and cash equivalents at end of year, including restricted cash and cash equivalents	$ 6,711,352	$ 2,183,052	$ 1,235,191

The accompanying notes are an integral part of these consolidated financial statements.

SATCON TECHNOLOGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003

A. ORGANIZATION

SatCon Technology Corporation (the "Company" or "SatCon") was organized as a Massachusetts corporation in February 1985 and reincorporated in Delaware in 1992. The Company designs and manufactures enabling technologies and products for electrical power conversion and control for high-performance, high-efficiency applications in large, growth markets such as alternative energy, hybrid electric vehicles, distributed power generation, power quality, semiconductor fabrication capital equipment, industrial motors and drives, and high reliability defense electronics.

B. REALIZATION OF ASSETS, RECENT DEVELOPMENTS AND LIQUIDITY

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years. In addition, the Company has used, rather than provided, cash in its operations.

The Company has incurred significant costs to develop its technologies and products. These costs have exceeded total revenue. As a result, the Company has incurred losses in each of the past five years. As of September 30, 2005, it had an accumulated deficit of $137.9 million. During the fiscal year ended September 30, 2005, the Company incurred a net loss of $10.2 million and used cash in operations of $7.9 million. The Company's restricted cash balances at September 30, 2005 and 2004 were $84,000 and $1,011,900, respectively.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon the continued operations of the Company. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

On November 21, 2005, the Company entered into a Second Loan Modification and Security Agreement (the "Second Loan Modification Agreement") with Silicon Valley Bank (the "Bank"). The Second Loan Modification Agreement modifies the Loan and Security Agreement, dated as of January 31, 2005, between the parties, as previously amended by the Loan Modification Agreement, dated as of May 31, 2005 as amended, (the "Loan Agreement"). Under the Second Loan Modification Agreement, the Bank modified the terms related to the collection of receivables for amounts outstanding under the Loan Agreement, as well as the minimum tangible net worth covenant, as defined, which the Company must maintain in order to continue to borrow from the Bank. The Bank also provided waivers for the Company's failure to comply with the minimum tangible net worth requirements as of August 6, 2005 and September 30, 2005. In addition, the Second Loan Modification Agreement provides the ability to borrow up to $3,000,000 on a revolver basis paying only interest provided that the Company remains in compliance with all financial covenants, as defined. The Loan Agreement, as amended, will expire on January 30, 2006.

On December 13, 2005, the Company sold their shaker and amplifier product lines, the associated inventory and intellectual property to Qualmark, Inc., for proceeds of approximately $2.3 million. The Company will account for the sale of these assets in its first fiscal quarter of 2006.

The Company anticipates that its current cash, cash provided from the sale of its shaker and amplifier product lines, together with the ability to borrow under the Loan Agreement, as amended, will be sufficient to fund its operations at least through September 30, 2006. This assumes the Company achieves its business plan. The business plan envisions a significant increase in revenue and significant reductions in the cost structure and the cash burn rate from the results experienced in the recent past. Further, this assumes that the Company will be able to remain in compliance with all Loan Agreement covenants, as amended, if, however, the Company is unable to realize its business plan and is unable to remain in compliance with the Loan Agreement, as amended, with the Bank, the Company may be forced to raise additional funds by selling stock or taking other actions to conserve its cash position.

C. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Consolidation

The consolidated financial statements include the accounts of SatCon and its wholly-owned subsidiaries (SatCon Applied Technology, SatCon Electronics and SatCon Power Systems). All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. Title to the product passes upon shipment of the product, as the products are typically shipped FOB shipping point, except for certain foreign shipments. If the product requires installation to be performed by the Company, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied. When appropriate the Company provides for a warranty reserve at the time the product revenue is recognized.

The Company performs funded research and development and product development for commercial companies and government agencies under both cost reimbursement and fixed-price contracts. Product development revenue is included in product revenue. Cost reimbursement contracts provide for the reimbursement of allowable costs and, in some situations, the payment of a fee. These contracts may contain incentive clauses providing for increases or decreases in the fees depending on how costs compare with a budget. On fixed-price contracts, revenue is generally recognized on the percentage of completion method based upon the proportion of costs incurred to the total estimated costs for the contract. Revenue from reimbursement contracts is recognized as the services are performed. In each type of contract, the Company receives periodic progress payments or payments upon reaching interim milestones. All payments to the Company for work performed on contracts with agencies of the U.S. government are subject to audit and adjustment by the Defense Contract Audit Agency. Adjustments are recognized in the period made. When the current estimates of total contract revenue for commercial product development contracts indicate a loss, a provision for the entire loss on the contract is recorded. Any losses incurred in performing funded research and development projects are recognized as research and development expense as incurred. As of September 30, 2005 and 2004, the Company has accrued $84,779 and $514,489, respectively, for anticipated contract losses on commercial contracts.

Cost of product revenue includes materials, labor and overhead. Costs incurred in connection with funded research and development and other revenue arrangements are included in research and development and other revenue expenses.

Deferred revenue consists of payments received from customers in advance of services performed, product shipped or installation completed.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits, overnight repurchase agreements with the Bank and highly liquid investments with maturities of three months or less when acquired. Cash equivalents are stated at cost, which approximates market value. At September 30, 2005 and September 30, 2004, the Company has restricted cash as indicated in the table below. In addition, at September 30, 2005 and September 30, 2004, the Company had overnight repurchase agreements with the Bank of $6,542,743 and $880,895, respectively.

Restricted Cash	September 30, 2005	September 30, 2004
Security deposits	$34,000	$ 34,000
Certificates of Deposit	50,000	50,000
Performance bond	—	927,900
Total restricted Cash	$84,000	$1,011,900

Inventory

Inventory is stated at the lower of cost or market and costs are determined based on the first-in, first-out method of accounting and include material, labor and manufacturing overhead costs.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the asset's estimated useful life. The estimated useful lives of property and equipment are as follows:

	Estimated Lives
Machinery and equipment	3-10 years
Furniture and fixtures	7-10 years
Computer software	3 years
Leasehold improvements	Lesser of the remaining life of the lease or the useful life of the improvement

When assets are retired or otherwise disposed of, the cost and related depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in other income (loss).

Long-lived Assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. This statement affects the Company's treatment of goodwill and other intangible assets. The statement requires that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods.

The Company performs a goodwill impairment test as of the beginning of its fiscal fourth quarter, as required by SFAS No. 142 on an annual basis. The Company determines the fair value of each of the reporting units based on a discounted cash flow income approach.

During the fiscal second quarter ended March 29, 2003, the Company experienced a significant adverse change in the business climate, in particular, significant reductions in revenues and cash flows. This, coupled with its liquidity issues, required the Company to consider selling assets unrelated to its engineering and manufacturing expertise in electromechanical systems. The assets and product lines the Company considered selling included its Ling test and measurement vibration system business, its patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to the hybrid electric vehicles. Based on these conditions, the Company performed an impairment test on an interim basis. The Company determined the fair value of each of the reporting units based on a discounted cash flow income approach. This analysis was largely based upon historical data. Based on the results of the first step of the goodwill impairment test, the Company determined that the fair value of the Applied Technology and Electronics reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of March 29, 2003. As a result, the second step of the goodwill impairment test was not required. The Company will continue to perform a goodwill impairment test for these reporting units on an annual basis and on an interim basis, if certain conditions exist. Based on the results of the first step of the interim goodwill impairment test, the Company determined that the fair value of the Power Systems reporting unit does not exceed its carrying amount. The fair value was determined to approximate the fair value of the net tangible assets. The second step of the impairment test required the Company to write off the unamortized balance of the goodwill and intangible assets of the Power Systems reporting unit as of March 29, 2003 of $5,751,082.

The Company performed its annual goodwill impairment test as of the beginning of its fiscal fourth quarter 2005. The Company again determined the fair value of each of the Applied Technology and Electronics reporting units based on a discounted cash flow income approach. Based on the results of the first step of the annual goodwill impairment test, the Company determined that the fair value of these reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of the beginning of its fiscal fourth quarter 2005. As a result, the second step of the annual goodwill impairment test was not required. The Company will continue to perform a goodwill impairment test on the Applied Technology and Electronics reporting units on an annual basis and on an interim basis, if certain conditions exist.

The Company has determined that all of its intangible assets have finite lives and, therefore, the Company has continued to amortize its intangible assets. The Company recorded expense related to the amortization of its intangible assets of $524,076, $516,027, and $590,505 during the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

Goodwill by reporting segment consists of the following:

Reporting Unit	September 30, 2005	September 30, 2004
Applied Technology	$123,714	$123,714
Power Systems	—	—
Electronics	580,648	580,648
	$704,362	$704,362

Intangible assets consist of the following:

Reporting Unit	Description	Estimated Useful Life	As of September 30, 2005 Gross Carrying Value	As of September 30, 2005 Accumulated Amortization	As of September 30, 2004 Gross Carrying Value	As of September 30, 2004 Accumulated Amortization
Applied Technology	Patents	15-20	$ 744,780	$ 360,343	$ 744,780	$ 282,951
Applied Technology	Completed Technology	10	3,142,882	1,853,835	3,142,882	1,532,152
Applied Technology	Favorable Lease	5	36,999	36,074	36,999	36,074
Electronics	Customer List	10	250,000	211,458	250,000	186,458
Electronics	Drawings and Documentation	10	300,000	253,750	300,000	223,750
Electronics	Design and Manufacturing Cert.	10	700,000	592,083	700,000	522,083
			$5,174,661	$3,307,543	$5,174,661	$2,783,468

The estimated remaining amortization expense for each of the five succeeding fiscal years:

Fiscal Years ended September 30,	
2006	$540,213
2007	481,997
2008	414,288
2009	387,085
2010	43,535
Thereafter	—

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the local currency. Assets and liabilities of foreign subsidiaries are translated at the rates in effect at the balance sheet date, while stockholders' equity (deficit) is translated at historical rates. Statements of operations and cash flow amounts are translated at the average rate for the period. Translation adjustments are included as a component of accumulated other comprehensive loss. Foreign currency gains and losses arising from transactions are reflected in the loss from operations and were not significant during the fiscal years ended September 30, 2005, 2004 and 2003.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. Management believes the most significant estimates include the net realizable value of accounts receivable and inventory, the recoverability of long lived assets and intangible assets, the accrued contract losses on fixed price contracts, the recoverability of deferred tax assets and the fair value of equity and financial instruments. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock-based Compensation

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options or warrants granted to employees to be included in the statement of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company accounts for stock-based compensation of employees under the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and has elected the disclosure-only alternative under SFAS No. 123. The Company records the fair value as determined using the Black-Scholes option-pricing model of stock options and warrants granted to non-employees in exchange for services in accordance with Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, and is amortized ratably over the period the service is performed in the consolidated statement of operations.

During the fiscal year ended September 30, 2005, $34,330 of stock based employee compensation was included in the determination of net loss. No other periods presented include any stock based employee compensation costs in the determination of net loss.

Had compensation cost for the Company's stock-based compensation been determined based on fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net loss and loss per share for the fiscal years ended September 30, 2005, 2004 and 2003 would have been increased to the pro forma amounts indicated below:

	2005		2004		2003	
	Net Loss	Loss per Share	Net Loss	Loss per Share	Net Loss	Loss per Share
As Reported	$(10,246,107)	$(0.31)	$(10,958,470)	$(0.41)	$(31,481,162)	$(1.72)
Stock based employee compensation expense	(3,458,765)	(0.11)	(1,909,582)	(0.07)	(4,245,380)	(0.23)
Pro Forma	$(13,704,872)	$(0.42)	$(12,868,052)	$(0.48)	$(35,726,542)	$(1.95)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996 and additional awards in future years are anticipated.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions indicated below:

Assumptions:	September 30, 2005	2004	2003
Expected life	7 years	7 years	7 years
Expected volatility ranging from	52.2% - 63.9%	84.9% to 120%	93.8% to 107.3%
Dividends	none	none	none
Risk-free interest rate	4%	4%	4%

The weighted average price of the fair value of options granted for the fiscal years ended September 30, 2005, 2004 and 2003 are $1.77, $1.95 and $0.58, respectively.

On April 8, 2005, the Board of Directors of the Company voted to accelerate the vesting of all outstanding and unvested options held by directors, officers and employees under the Company's stock option plans. As a result of the acceleration, options to acquire 633,333 shares of the Company's common stock, which otherwise would have vested from time to time over the next 48 months, became immediately exercisable. Included in the options to acquire 633,333 shares of the Company's common stock were (i) options to purchase 591,583 shares with exercise prices greater than the Company's closing stock price on April 8, 2005 ($1.59) (the "underwater options") and (ii) options to purchase 41,750 shares with exercise prices below the Company's closing stock price on April 8, 2005 (the "in-the-money options"). The underwater options have a weighted average exercise price of $2.23 per share. The in-the-money options have a weighted average exercise price of $1.04 per share. Under the accounting guidance of APB 25, the accelerated vesting relating to the in-the-money options resulted in a charge for stock-based compensation of approximately $34,330, which was recognized by the Company in the third fiscal quarter of 2005. The Company had calculated this charge using the Black-Scholes option pricing model, taking into account the remaining unvested shares, each unvested share's exercise price as compared to the price on the day the vesting of the options was accelerated. The table below details the Black-Scholes option pricing model assumptions used in calculating the charge related to the accelerated options:

Assumptions:	
Expected life	1.5 years to 2.5 years
Expected volatility	58.22
Dividends	none
Risk-free interest rate	4%

In taking this action, the Board of Directors considered whether it would be advantageous to the employee base to have their options become fully vested. The Board of Directors concluded that, because the employees had not had significant raises over the past few years and had stayed with the Company during difficult times, and because the financial impact to the Company of the vesting was minimal, these options should be vested.

As a direct result of the acceleration of the employee stock options, the amount shown above for fiscal year ended September 30, 2005, include approximately $860,000 of stock based employee compensation expense that would have been accounted for in subsequent periods had the unvested options not been accelerated. The table below details the Stock Based Employee Compensation Expense for fiscal year ended September 30, 2005:

Description	$'s
Expense prior to acceleration of unvested options	$2,011,978
Expense related to options granted subsequent to the acceleration of unvested options	587,217
Result of option acceleration.	859,570
Total	$3,458,765

Net Loss per Basic and Diluted Common Share

The Company reports net loss per basic and diluted common share in accordance with SFAS No. 128, *Earnings Per Share*, which establishes standards for computing and presenting earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, except when the effect would be anti-dilutive, see Note T.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk principally consist of cash equivalents, trade accounts receivable and unbilled contract costs.

The Company's trade accounts receivable and unbilled contract costs and fees are primarily from sales to U.S. government agencies and commercial customers. The Company does not require collateral and has not historically experienced significant credit losses related to receivables or unbilled contract costs and fees from individual customers or groups of customers in any particular industry or geographic area. At September 30, 2005, the Company had one customer that accounted for approximately 15% of gross accounts receivable. Of the amounts due from this customer approximately $852,000 related to sales greater than ninety days past due. Historically the Company has not experienced any credit losses as a result of doing business with this customer.

The Company deposits its cash and invests in short-term investments primarily through a national commercial bank.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development and other revenue expenses include costs incurred in connection with both funded research and development and other revenue arrangements and unfunded research and development activities.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net loss, change in unrealized gains and losses on marketable securities, change in unrealized gains and losses on investment in Beacon Power and foreign currency translation adjustments.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, unbilled contract costs and fees, warrants to purchase shares of common stock, accounts payable, debt instruments, Series A and Series B preferred stock. The estimated fair values of these financial instruments approximate their carrying values at September 30, 2005 and 2004. The estimated fair values have been determined through information obtained from market sources and management estimates.

Reclassifications

Certain prior-year balances have been reclassified to conform to current-year presentations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which the Company currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. On April 14, 2005 the Securities and Exchange Commission extended the effective date for the adoption of SFAS No. 123R, requiring the Company to adopt the new accounting provisions beginning in its first quarter of fiscal 2006. The effects of adopting this standard will depend on the Company's future stock option activity and the terms of options granted.

On December 21, 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No.109, Accounting for Income Taxes (SFAS No. 109), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (The Act)" (FSP 109-1). FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS 109. As the Company has substantial net operating losses, which would need to be utilized first, it is unlikely that the Company would benefit from this Act.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. On December 21, 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. Currently, the Company does not expect to repatriate foreign earnings.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," or FAS 154. FAS 154 changes the accounting for and reporting of a change in accounting principle. The provisions of FAS 154 require, unless impracticable, retrospective application to prior periods' financial statements of (1) all voluntary changes in accounting principles and (2) changes required by a new accounting pronouncement, if a specific transition is not provided. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. FAS 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005.

E. UNBILLED CONTRACT COSTS AND FEES AND FUNDED RESEARCH AND DEVELOPMENT COSTS IN EXCESS OF BILLINGS

Unbilled contract costs and fees represent revenue recognized in excess of amounts billed due to contractual provisions.

Funded research and development costs in excess of billings represent costs deferred that have not yet been recognized as revenue and billed to the customer.

F. INVENTORY

Inventory includes material, labor and overhead and consisted of the following:

	September 30,	
	2005	2004
Raw material	$2,265,000	$1,369,096
Work-in-process	3,000,729	4,373,925
Finished goods	1,751,690	441,651
	$7,017,419	$6,184,672

The provision for excess and obsolete inventory, net of usage, for the fiscal years ended September 30, 2005, 2004 and 2003 was $(708,569), $95,008, and $3,170,153, respectively.

At the end of June 2003, the Company was actively engaged in selling the Shaker product line, and was pursuing a strategy that it hoped would lead to a strategic alliance with a larger company for the development and exploitation of the advantages embodied in the Uninterruptible Power Supply ("UPS") system. During the process of considering various options, the Company concluded that both its Shaker and UPS system inventories were overvalued based upon the June 2003 plan. The Company analyzed the situation, recorded an increase to its valuation reserve of $1,962,058 and was actively considering offers for this product line. This reserve was based on the Company's assessment of the situation as of that time; The Company had no orders associated with this reserved inventory and there was no sales force dedicated to the sales and marketing of these products. During the first quarter of fiscal 2004, the Company decided to terminate discussions about the possible sale of the Shaker product line and focus on generating orders. At the end of the first quarter of fiscal 2004, the gross inventory for the Shaker product line inventory totaled $2.1 million and the valuation reserve against that inventory was $2.0 million, or 95%. During the second, third and fourth quarters of fiscal 2004, the Company was successful in resuming sales levels of Shakers. As a result, inventory that had largely been written-down was used. In addition, the Company had originally accrued approximately $900,000 for purchase commitments related to the UPS and Shaker product lines (See Note L. Commitments and Contingencies). The table below details the resulting approximate reduction of costs related to both the inventory reserves of our Shaker and UPS product lines, as well as reserves established related to the purchase commitments as follows:

Fiscal Year	Value of Inventory Reserve Used	Value of Purchase Commitments Reserve Used	Period Reduction to Cost of Sales	Cumulative Reduction to Cost of Sales
2004	$525,000	$168,000	$693,000	$ 693,000
2005	$222,000	$ 88,000	$310,000	$1,003,000

G. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30, 2005	September 30, 2004
Machinery and equipment	$10,002,904	$10,098,571
Furniture and fixtures	542,178	540,836
Computer software	1,382,453	1,336,480
Leasehold improvements	583,178	2,570,934
	12,510,713	14,546,821
Less: accumulated depreciation and amortization	(8,847,967)	(8,633,610)
	$ 3,662,746	$ 5,913,211

Depreciation and amortization expense relating to property and equipment for the fiscal years ended September 30, 2005, 2004 and 2003 was $1,346,142, $1,426,343 and $1,748,083, respectively.

As of September 30, 2005 and 2004, there was $1,810,503 of property under capital leases included in machinery and equipment. As of September 30, 2005 and 2004, there was $29,910, of property under capital leases that were included in computer software.

As of September 30, 2005 and 2004, accumulated depreciation and amortization included $873,065 and $692,015, respectively, associated with these capital leases.

The Company performed an impairment test in the fourth quarter of fiscal 2005, based on historical results and cash flow forecast of the operations in the Worcester facility over the next four years, representing the remaining term of the current lease. The Company does not expect to recoup the value of its long-lived assets at the Worcester facility. These assets, before write-down, approximate net book value was $1.2 million and were comprised primarily of leasehold improvements made to the facility and other fixed assets. The Company performed a fair market analysis of these assets and determined that a $1.2 million charge was required in the quarter ending September 30, 2005, representing an impairment of the long-lived assets. The table above has been adjusted to reflect this impairment as of September 30, 2005.

During the three months ended June 28, 2003, the Company decided to streamline its operations. The Company decided to reduce its UPS system sales, marketing and development effort and planned to form a strategic alliance with a larger company. Based on a cash flow forecast of the operations of the Worcester facility over the next seven years—representing the current lease and the Company's 5 year option to extend—the Company does not expect to recoup the value of its long-lived assets at the Worcester facility. These assets, before write-down, approximate $3.2 million and were comprised primarily of leasehold improvements made within the previous few years. Given this situation, the Company performed a fair market analysis of these assets and determined that a $700,000 charge was required in the quarter ending June 28, 2003 representing an impairment of the long-lived assets.

H. INVESTMENT IN BEACON POWER CORPORATION

On September 28, 2001, the Company distributed 5,000,000 shares of Beacon Power common stock to its stockholders. Upon the distribution of the 5,000,000 shares, the Company recorded the distribution of the 5,000,000 shares as a reduction of additional paid-in-capital based on the book value per share prior to the distribution, or $0.59 per share. After the distribution, the Company owned approximately 11.0% of Beacon Power's outstanding voting stock.

As of September 30, 2002, the quoted fair market value of Beacon Power's common stock held by the Company was $0.17 per share, or $800,005. The Company's historical cost basis in its investment in Beacon Power's common stock was approximately $0.59 per share, or $2,788,949, resulting in an unrealized loss of $1,988,944 as of September 30, 2002. The Company determined that of this $1,988,044, $1,400,000 represented an other than temporary decline based on the extent and length of time the stock has been below its cost basis as well as its assessment of the financial condition and near term prospects of Beacon Power. The Company recorded a charge of $1,400,000 in the statement of operations to realize this portion of the loss. This charge was measured based on the trading value of Beacon Power's common stock during the month of November and early December and was less than the gross unrealized loss due to subsequent recovery of Beacon Power's stock price, as well as the Company's ability and intent to hold the stock for a long enough period of time for it to recover to the new cost basis. After this write-down, the new cost basis of the Beacon Power common stock held by the Company was approximately $0.30 per share and the unrealized loss of the Beacon Power common stock held by the Company was $588,944 as of September 30, 2002.

As of March 29, 2003, the quoted fair market value of Beacon Power's common stock held by the Company was $0.18 per share, or $847,064. The Company's cost basis in its investment in Beacon Power's common stock was approximately $0.30 per share, or $1,388,949, resulting in an unrealized loss of $541,885 as of March 29, 2003. As of March 29, 2003, the Company believed the difference in the current fair market value and the cost basis of its investment represented an other than temporary decline based upon the Company's ability and intent to hold the stock for a long enough period of time for it to recover. The Company recorded a charge of $541,885 in the statement of operations to realize this loss. After the write-down, the new cost basis of the Beacon Power stock held by the Company was $0.18 per share.

During June and July 2003, the Company sold all of its 4,705,910 shares of Beacon Power Corporation common stock for proceeds of $1,745,701, net of fees and commissions. As a consequence of the sale of these shares, the Company realized a gain of $898,637, which is included in its results for the fiscal year ending September 30, 2003.

The following summarizes the Company's investment in Beacon Power Corporation:

	As of September 30, 2003 and for the year then ended	
	$	Per Share of Beacon Power Corporation Common Stock
Realized loss from write-down	$(541,885)	$(0.12)
Realized gain from sale	$ 898,637	$ 0.19

Additionally, the Company had a warrant to purchase 173,704 shares of Beacon Power's common stock that has an exercise price of $1.25 per share and expires in 2005. The Company accounted for this warrant in accordance with SFAS No. 133 and, therefore, records the warrant at its fair value. As of September 30, 2004 and 2003, the warrant to purchase Beacon Power common stock had a fair value of $7,036 and $90,454, respectively, and is included in warrants to purchase common stock on the accompanying balance sheets. In April 2005, the warrant expired unexercised.

I. LINE OF CREDIT

On September 13, 2002, the Company entered in a Loan and Security Agreement obtaining a $5 million revolving line of credit with Silicon Valley Bank (the "Bank"). On April 4, 2003, the Company entered into an Amended and Restated Accounts Receivable Financing Agreement (the "Loan") with the Bank, as amended, which amended and restated in its entirety the Loan and Security Agreement. As of September 30, 2003, under the Amended and Restated Accounts Receivable Financing Agreement, the Bank provided the Company with a line of credit of up to $3,125,000. The Loan was secured by most of the assets of the Company and advances under the Loan were limited to 80% of eligible accounts receivables, up to $2,500,000. Interest on outstanding borrowings accrued at a rate equal the greater of (i) 4.75% per annum or (ii) at the Bank's prime rate of interest plus 4%. As of September 30, 2003, the Bank's prime rate was 4%. In addition, the Company paid to the Bank a collateral handling fee of 0.55% per month of the averaged daily outstanding balance, reducing to 0.45% upon the occurrence of certain events. The terms of the Loan required the Company to raise $1.0 million of subordinated debt or equity, or from the sale of certain assets, by October 10, 2003. In addition, the Loan contained certain financial covenants. As of September 30, 2003, the Company was in compliance with the covenants of this agreement. As of September 30, 2003, $1,801,869 was outstanding under this line and the Company had additional borrowing capacity of $698,131. In November 2003, the Company repaid all outstanding amounts under the line of credit with the Bank and the Bank released $375,000 of the $506,811 cash previously restricted.

On December 12, 2003, the Company amended its agreement with the Bank. Under the amended agreement, the Bank agreed to provide the Company with a line of credit of up to $6,250,000 (the "Amended Loan"). The Amended Loan was secured by most of the assets of the Company and advances under the Amended Loan were limited to 80% of eligible accounts receivables, which would permit borrowings up to $5,000,000. Interest on outstanding borrowings accrued at a rate equal to the Bank's prime rate of interest plus 1.5% per annum. In addition, the Company agreed to pay to the Bank a collateral handling fee of 2.4% per annum of the average daily outstanding balance. The interest rate could increase to the Bank's prime rate plus 3.0% per annum and the collateral handling fee increases to 3.0% per annum if the Company failed to meet certain financial ratios. In addition, the Company had agreed to the following fees: (i) a $23,250 non-refundable facility fee upon the execution of the agreement; (ii) an unused line fee in an amount equal to 0.50% per annum on the difference between $5 million and the average daily principal balance of the loans outstanding during the month; and (iii) an early termination fee of $25,000 if the Company terminates the agreement before June 12, 2004. The Amended Loan contained certain financial covenants relating to net tangible worth, as defined, which the Company had to satisfy in order to continue borrowing from the Bank. The Amended Loan was due to mature on December 9, 2004. In connection with the Amended Loan, the Company issued to the Bank a warrant to purchase up to 16,164 shares of its common stock, at an exercise price of $2.32 per share. This warrant was immediately exercisable and expires on December 11, 2010. The Company valued this warrant at $32,087, using the Black-Scholes option-pricing model and treated this as a deferred financing cost and amortized this value on a straight line basis through December 9, 2004. As of September 30, 2004, the Company was in compliance with the covenants of this agreement. On December 21, 2004 the Company amended the Amended Loan to extend its expiration through March 1, 2005.

Effective January 31, 2005, the Company entered into a new loan agreement with the Bank (the "New Loan"), which replaced the Amended Loan. Under the terms of the New Loan, the Bank agreed to provide the Company with a credit line of up to $7.0 million. The New Loan is secured by most of the assets of the Company and advances under the New Loan are limited to 80% of eligible receivables and up to $1.0 million based on the levels of eligible inventory. Interest on outstanding borrowings accrues at the Bank's prime rate of interest plus 2% per annum. In addition, the Company paid to the Bank a collateral handling fee of $1,000 per month and agreed to the following additional fees: (i) $25,000 commitment fee; (ii) an unused line fee in the amount of 0.5% per annum; and (iii) an early termination fee of 0.5% of the total credit line if the Company terminated the New Loan within the first six months. The New Loan contained certain financial covenants relating to tangible net worth, as defined, which the Company was required to satisfy in order to continue to borrow from the Bank.

On June 29, 2005, the New Loan was modified pursuant to a Loan Modification Agreement (the "Modification Agreement") between the Company and the Bank. The Modification Agreement had an effective date of May 31, 2005. Under the Modification Agreement, certain financial covenants relating to tangible net worth and minimum cash, which covenants the Company must satisfy in order to continue to borrow from the Bank, were modified. The Bank also provided a waiver for the Company's failure to comply with the minimum tangible net worth requirements as of May 31, 2005. In addition, certain conditions precedent to the making of advances were also modified. The Modification Agreement will expire on January 30, 2006. As consideration for the modifications, the Company (i) paid the Bank a modification fee of $20,000 and (ii) issued to the Bank a 10-year warrant to purchase 151,515 shares of the Company's common stock at an exercise price of $1.386 per share. The Company valued these warrants at $119,427 using the Black-Scholes option pricing model with the following assumptions: an expected life of seven years, expected volatility of 52.3%, no dividends, and risk-free interest rate of 4.0%. The Company has treated this as a deferred financing cost and is amortizing this value on a straight line basis through the remaining term of the New Loan. As of September 30, 2005, there were no amounts outstanding under the New Loan, as modified, and at September 30, 2005 the Company was in compliance with all covenants under the New Loan, as modified.

On November 21, 2005, the New Loan was modified again pursuant to a Second Loan Modification and Security Agreement (the "Second Loan Modification Agreement") between the Company and the Bank. Under the Second Loan Modification Agreement, the Bank modified the terms related to the collection of receivables for amounts outstanding under the New Loan, as well as the minimum tangible net worth covenant, as defined, which the Company must maintain in order to continue to borrow from the Bank. The Bank also provided waivers for the Company's failure to comply with the minimum tangible net worth requirements as of August 6, 2005 and September 30, 2005. In addition, the Second Loan Modification Agreement provides the ability to borrow up to $3,000,000 on a revolver basis paying only interest provided that the Company remains in compliance with all financial covenants, as defined. The Company paid the Bank's legal costs associated with the Second Loan Modification Agreement, which were approximately $5,000.

J. REDEEMABLE CONVERTIBLE SERIES A AND SERIES B PREFERRED STOCK AND CONVERTIBLE SUBORDINATED DEBENTURES

Series A Convertible Preferred Stock.

On February 18, 2003, the Company entered into a financing transaction that totaled approximately $4 million. As part of this transaction, the Company raised approximately $3.2 million of equity capital through the issuance of 253.8 shares of its Series A convertible preferred stock, $0.01 par value per share, ("Series A "), and warrants to purchase up to 2,538,000 shares of its Common Stock from 21 accredited investors. The terms of the transaction also contemplated that an additional $832,500 would be raised through the sale of secured convertible subordinated debentures once a registration statement filed with the Securities and Exchange Commission registering all of the underlying equity securities in the financing was declared effective, stockholder approval of the transaction was obtained and certain typical closing documents were provided.

In connection with the equity portion of the financing, the Company issued shares of Series A Preferred Stock for $12,500 per share. The Series A Preferred Stock was convertible into a number of shares of Common Stock equal to $12,500 divided by the conversion price of the Series A Preferred Stock, which was initially $1.25. The total number of shares of Common Stock initially issuable upon conversion of the shares of Series A Preferred Stock issued and sold was 2,538,000. The Series A Preferred Stock accrued dividends of 10% per annum, increasing to 12% per annum on January 1, 2004. The dividend for the first year was paid at closing by issuing 362,168 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding February 18, 2003, or $325,589. The Company has recorded this as prepaid dividend and has amortized the pro-rata share of this dividend (interest expense) through September 30, 2003, or $195,565. In addition, the Company recorded the unamortized portion of the prepaid dividend for any securities converted as of September 30, 2003, or $62,043. All further dividends were to be paid on a quarterly basis. During 2004 the Company recorded $67,976 as interest expense related to the outstanding Series A Preferred Stock. The Company had the right to pay these dividends in cash or in shares of its Common Stock. During the years ended September 30, 2004 and 2003, 132.7 and 121.1 shares of the Series A Preferred Stock were converted into 1,327,000 and 1,211,000 shares of Common Stock, respectively. After these conversions, as of September 30, 2005 and 2004, there were no Series A Preferred Stock outstanding.

As part of the equity portion of the financing, the Company also issued warrants to purchase up to 2,538,000 shares of Common Stock. Warrants to purchase up to 1,269,000 shares of Common Stock were exercisable for a five-year term and had an initial exercise price of $1.50 per share and were exercised during the first quarter of fiscal 2004, and warrants to purchase up to 1,269,000 shares of Common Stock which were exercised on February 19, 2003 and had an exercise price of $0.01 per share. The Company valued these warrants at $1,851,784, using the Black-Scholes option-pricing model.

On September 5, 2003, the Company completed the sale of $762,500 secured subordinated convertible debentures as contemplated by the Series A financing transaction. The Company received proceeds of $731,060, net of transaction costs. The subordinated convertible debentures were due and payable on September 5, 2006. The secured convertible subordinated debentures were initially convertible at a conversion price per share of $1.25 into 666,000 shares of Common Stock. The subordinated convertible debentures accrued interest of 10% per annum, increasing to 12% per annum on January 1, 2004. The interest for the first year was paid at closing by issuing 90,390 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding September 5, 2003, or $79,181. The Company had recorded this as prepaid interest and amortized the pro-rata share of the interest through September 30, 2003, or $5,432. All further dividends were to be paid on a quarterly basis. The Company had the right to pay these dividends in cash or in shares of its Common Stock; in October 2003 all outstanding convertible debentures were converted into Common Stock of the Company.

As part of the debt portion of the financing, the Company issued warrants to purchase up to 610,000 shares of Common Stock. Warrants to purchase up to 305,000 shares of Common Stock were exercisable for a five-year term and had an initial exercise price of $1.50 per share. Warrants to purchase the remaining 305,000 shares of Common Stock which were exercised on September 5, 2003 and had an exercise price of $0.01 per share. The Company has valued these warrants at $584,347, using the Black-Scholes option-pricing model. As of September 30, 2004 warrants to purchase 305,000 shares of Common Stock at an exercise price of $1.50 were exercised.

H.C. Wainwright & Co., Inc. ("HCW") served as the placement agent for this transaction. As part of their commission, on February 18, 2003 HCW received a cash placement fee of $228,275 and a warrant to purchase an aggregate of 163,145 shares of Common Stock at an exercise price of $0.01 per share. This warrant was immediately exercisable and expires on February 18, 2008. The Company has valued this warrant at $142,332, using the Black-Scholes option-pricing model and has treated this as a transaction cost. During 2004, HCW exercised a portion of these warrants for 67,162 shares of Common Stock. As of September 30, 2005, warrants to purchase an aggregate of 30,590 shares of Common Stock remain outstanding.

In connection with the debt portion of this financing, HCW received a cash placement fee of $58,275 and an additional warrant from the Company to purchase an aggregate of 42,920 shares of Common Stock at an exercise price of $0.01. The warrant was issued on February 18, 2003 but was not exercisable until the closing of the debt portion of this financing and expires on February 18, 2008. The Company has valued this warrant at $37,444, using the Black-Scholes option-pricing model and has treated this as a transaction cost. As of September 30, 2004, warrants to purchase an aggregate of 4,599 shares of Common Stock remain outstanding. In lieu of the cash placement fee, HCW elected to receive a warrant from the Company to purchase an aggregate of 100,148 shares of Common Stock at an exercise price of $0.01 per share. This warrant was issued on February 18, 2003 but was not exercisable until the closing of the debt portion of the financing and will expire on February 18, 2008. The Company has valued this warrant at $87,371, using the Black-Scholes option-pricing model and has treated this as a transaction cost. During 2004, HCW exercised a portion of these Warrants for 37,400 shares of Common Stock. As of September 30, 2005, warrants to purchase an aggregate of 19,864 shares of Common Stock remain outstanding.

In addition, the Company incurred $494,440 of other expenses, including filing fees with the Securities and Exchange Commission, legal fees and expenses, accounting fees and expenses and other miscellaneous expenses.

The stock purchase agreement contained several contingencies, which were outside the Company's control. These included the approval of third parties and the registration statement underlying the common stock being declared effective by the Securities and Exchange Commission. Failure to satisfy these contingencies might have resulted in a portion or all of the proceeds being returned to the investors. The Company's stockholders approved the proposed debenture offering at its annual meeting on April 24, 2003. In addition, the Company filed the required registration statement with the SEC on March 20, 2003 and it was declared effective on August 22, 2003. However, because the Company failed to have this registration become effective on or before June 18, 2003 it was potentially required to pay liquidated damages to each of the investors in the private offering of 3% of the investor's investment in cash for the first month of delay and 1.5% of the investor's investment for each additional month of delay in cash or shares of our common stock, at its option. After the resolution of these items outside the Company's control, the Company accounted for the transaction in accordance with EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments*, allocating the proceeds received net of transaction costs based on the relative fair value of the redeemable convertible preferred stock, subordinated convertible debentures and the warrants issued to the investors, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities and the subordinated convertible debentures as follows:

Security	Face Value	Fair Value	Allocation of Proceeds, Net of Transaction Costs	Beneficial Conversion Feature	Discount
Redeemable convertible series A preferred stock	$3,172,500	$3,172,500	$1,472,738	$760,702	$2,460,464
Convertible subordinated debentures	$762,500	$762,500	$353,968	$30,332	$438,864
Warrants issued February 18, 2003 exercisable @ $0.01 per share	—	$1,104,031	$512,513	—	—
Warrants issued February 18, 2003 exercisable @ $1.50 per share	—	$747,753	$347,122	—	—
Warrants issued September 5, 2003 exercisable @ $0.01 per share	—	$317,200	$147,251	—	—
Warrants issued September 5, 2003 exercisable @ $1.50 per share	—	$238,136	$110,547	—	—

The Company recognized the discount as interest expense through the earliest date of conversion and accordingly, the Company recorded $2,899,328 of additional interest expense during the fiscal year ended September 30, 2003.

At September 30, 2004, all redeemable convertible Series A Preferred Stock and convertible subordinated debentures had been converted to Common Stock of the Company.

In October 2003, the holders of the redeemable convertible Series A Preferred Stock converted 132.7 shares into 1,327,000 shares of the Company's Common Stock. As a result of this conversion, the Company recorded the remaining unamortized balance of the prepaid first year dividends, or $67,976, in its results of operations for the fiscal year ended September 30, 2004.

In October 2003, all of the holders of warrants issued in connection with the February 2003 financing transaction exercised their warrants to purchase 1,574,000 shares of the Company's Common Stock. These warrants had an initial exercise price of $1.50 but based on the Company not meeting certain financial parameters in its fiscal fourth quarter, the exercise price would have been adjusted to $1.00 upon the filing of the Company's Form 10-K for the fiscal year ended September 30, 2003. The Company offered these warrant holders an opportunity to exercise these warrants at $1.00 per share in October 2003, in exchange for the holders waiving their right to any penalties because the registration statement underlying the securities issued in the February 2003 financing transaction had not been declared effective by the Securities and Exchange Commission prior to June 19, 2003. The effect of the repricing did not have a material effect on the results of operations or financial condition of the Company during the twelve months ended September 30, 2004 as substantially all of the effects of the repricing had been recorded as of September 30, 2003.

In October 2003, the holders of the convertible subordinated debentures converted $762,500 into 610,000 shares of the Company's Common Stock. As a result of this conversion, the Company recorded the remaining unamortized balance of the prepaid first year interest, or $81,155, in October 2003. Also in October 2003, an additional investment of $70,000 was made by issuing $70,000 of convertible subordinated debentures. The Company also issued 8,298 shares of Common Stock as payment of the first year interest, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding February 18, 2003. These secured convertible subordinated debentures were subsequently converted at a conversion price per share of $1.25 into 56,000 shares of Common Stock. As a result of this conversion, the Company recorded all of the interest on these debentures in October 2003. In connection with this transaction, the Company issued warrants to purchase up to 28,000 shares of Common Stock. Warrants which were exercised at a price of $1.00 per share, and warrants to purchase up to 28,000 shares of Common Stock which were exercisable for one business day after the date of their issuance and had an exercise price of $0.01 per share. The note purchase agreement required the registration statement underlying the common stock being declared effective by the SEC. Failure to satisfy this contingency may have resulted in a portion or all of the proceeds being returned to the investors. The Company filed the required registration statement with the SEC on December 23, 2003 and it was declared effective on December 31, 2003. After the resolution of this item outside the Company's control, the Company accounted for the transaction in accordance with Emerging Issues Task Force ("EITF") No.00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF No. 00-27")*, allocating the proceeds received net of transaction costs based on the relative fair value of the subordinated convertible debentures and the warrants issued to the investor, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities as follows:

Security	Face Value	Fair Value	Allocation of Proceeds, Net of Transaction Costs	Beneficial Conversion Feature	Discount
Subordinated convertible debentures ...	$70,000	$ 70,000	$23,423	$138,977	$185,554
Warrants	—	$139,196	$46,577	—	—

The Company recognized the discount as interest expense through the earliest date of conversion and accordingly, the Company recorded $185,554 of additional interest expense during fiscal 2004.

Series B Convertible Preferred Stock.

On October 31, 2003, the Company completed a $7.7 million equity transaction involving the issuance of 1,535 shares of its Series B Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), and warrants to purchase up to 1,228,000 shares of the Company's Common Stock, to accredited investors (the "October 2003 Financing Transaction").

In connection with the October 2003 Financing Transaction, the Company issued shares of Series B Preferred Stock for $5,000 per share. The Series B Preferred Stock is convertible into a number of shares of Common Stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which was initially $2.50. The total number of shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock issued and sold was initially 3,070,000. As of September 30, 2005 and 2004, 1,110 shares of the Series B Preferred Stock had been converted into 2,220,000 shares of Common Stock. As a result of the conversions, the Company recorded the unamortized balance of the prepaid first six-month dividend on the converted securities, or $83,248, during the twelve months ended September 30, 2004. As of September 30, 2005 and 2004, the liquidation preference of the remaining 425 shares of Series B Preferred Stock was $2,125,000, and these were convertible into 961,538 and 850,000 shares of Common Stock, respectively. Prior to October 1, 2005, the Series B Preferred Stock accrued dividends of 6% per annum. On October 1, 2005, dividends began accruing on the Series B Preferred Stock at a rate of 8% per annum. The dividend for the first six months was paid at closing by issuing 76,054 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding October 31, 2003. All further dividends paid on a semi-annual basis. Except in certain limited circumstances, the Company may opt to pay these dividends in cash or in shares of Common Stock. During fiscal 2005 the Company recorded $127,500 in preferred dividend expense and issued 52,636 shares of Common Stock in lieu of cash dividends.

As part of the October 2003 Financing Transaction, the Company also issued warrants to purchase up to 1,228,000 shares of its Common Stock (See Note O). These warrants are exercisable for a five-year term and had an initial exercise price of $3.32 per share, which represented 110% of the average closing price of the Common Stock for the five trading days preceding October 31, 2003. These warrants were immediately exercisable and expire on October 31, 2008. The Company has valued these warrants at $2,935,558, using the Black-Scholes option-pricing model. As of September 30, 2005 and 2004, warrants to purchase an aggregate of 1,228,000 shares of Common Stock remain outstanding.

Burnham Hill Partners, LLC, a division of Pali Capital, Inc. ("BHP"), served as placement agent for this transaction. As part of its commission, BHP received a cash placement fee equal to 7% of the gross proceeds received by the Company in connection with the financing. Based on the amount of the financing, this cash placement fee was approximately $540,000 (including reimbursement of out-of-pocket expenses), which was paid from gross proceeds received by the Company. BHP will also receive a cash placement fee of 4% of the aggregate consideration received by the Company in connection with the cash exercise of warrants issued to the investors in the financing, as well as certain warrants issued in the Company's previous financing (which were exercised prior to October 31, 2003). In addition, BHP, or its assigns, received warrants, with an exercise price of $0.01 per share, to purchase an aggregate of 150,430 shares of Common Stock. These warrants were immediately exercisable and expire on October 21, 2008. The Company has valued these warrants at $435,166, using the Black-Scholes option-pricing model and has treated this as a transaction cost. As of September 30, 2005 and 2004, warrants to purchase an aggregate of 5,182 shares of Common Stock remain outstanding.

The stock purchase agreement required that the registration statement registering the resale of the Common Stock, underlying the Series B Preferred Stock and related warrants, be filed with the SEC within 45 days following the closing and be declared effective by the SEC, within 120 days following the closing. Failure to satisfy this contingency may have resulted in liquidating damages or a portion or all of the proceeds being returned to the investors. The Company filed the required registration statement with the SEC on December 23, 2003 and it was declared effective on December 31, 2003. However, because the Company failed to initially file this registration statement with the SEC on or before December 15, 2003, it was potentially required to pay liquidated damages to each of the investors in the private offering of 3% of the investor's investment in cash for the first month of delay and 1.5% of the investor's investment for each additional month of delay in cash or shares of the Company's common stock, at its option. As of September 30, 2005 and 2004, the Company had accrued $0 and $61,400, respectively, for these potential penalties, which is included in selling, general and administrative expenses. After the resolution of this item outside the Company's control, the Company accounted for the transaction in accordance with EITF 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments,* allocating the proceeds received net of transaction costs based on the relative fair value of the redeemable convertible Series B Preferred Stock and the warrants issued to the investors, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities as follows:

Security	Face Value	Fair Value	Allocation of Proceeds, Net of Transaction Costs	Beneficial Conversion Feature	Discount
Redeemable convertible Series B Preferred Stock ...	$7,675,000	$12,398,195	$5,247,393	$3,655,607	$6,083,214
Warrants..................	—	$ 2,935,558	$1,242,441	—	—

The Company recognized the discount as interest expense through the earliest date of conversion and accordingly, the Company recorded $6,083,214 of additional interest expense during the year ended September 30, 2004.

As a result of the December 2004 financing transaction (as described in Note O), in accordance with the anti-dilution provisions of the Company's Series B Convertible Preferred Stock, the Company was required to adjust the conversion price of the remaining 425 shares of Series B Preferred Stock outstanding at that time. These shares of Series B Preferred Stock have a liquidation preference of $5,000 per share and are convertible into a number of shares of Common Stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which, as a result of the December 2004 Financing Transaction, was adjusted from $2.50 per share to $2.36 per share. As of the December 2004 financing transaction, the liquidation preference of the remaining 425 shares of Series B Preferred Stock was $2,125,000, and these are convertible into 900,424 shares of Common Stock, after adjustment. The result of the December 2004 financing transaction was an additional adjustment of $126,059, which was recorded as interest expense for the fiscal year ended September 30, 2005.

In addition, in accordance with the anti-dilution provisions of the warrants issued in connection with the sale of the Series B Preferred Stock (the "Series B Warrants"), the Company was also required to adjust the exercise price of the Series B Warrants. The Series B Warrants are exercisable for up to 1,228,000 shares of Common Stock, are exercisable for a five-year term and had an initial exercise price of $3.32 per share. As a result of the December 2004 financing transaction, the exercise price on these warrants was adjusted to $3.06 per share (See Note O). The Company re-valued these warrants using the Black-Scholes option pricing model with the following assumptions: an expected life of four years, expected volatility of 73.4%, no dividends, and risk-free interest rate of 4.0%, resulting in an additional adjustment of $42,920, which was recorded as interest expense for the fiscal year ended September 30, 2005.

As a result of the December 2004 financing transaction, the Company recorded the following non-cash charges as interest expense in its Statement of Operations during the fiscal year ended September 30, 2005, which is included in its results of operations for the fiscal year ended September 30, 2005:

Security	Conversion/ Exercise Price	Adjusted Conversion/ Exercise Price	Interest Expense
Redeemable convertible Series B Preferred Stock	$ 2.50	$2.35	$126,059
Warrants to purchase Common Stock.........................	$ 3.32	$3.06	$ 42,920
Total			$168,979

As a result of the August 2005 financing transaction (as described in Note O), in accordance with the anti-dilution provisions of the Company's Series B Convertible Preferred Stock, the Company was required to adjust the conversion price of the remaining 425 shares of Series B Preferred Stock outstanding at that time. These shares of Series B Preferred Stock have a liquidation preference of $5,000 per share and are convertible into a number of shares of Common Stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which, as a result of the December 2004 Financing Transaction, had been adjusted from $2.50 per share to $2.35 per share and as a result of the August 2005 Financing transaction had been adjusted from $2.35 per share to $2.21 per share. At the time of the August 2005 financing transaction, 425 shares of the Series B Preferred Stock remained un-converted into shares of Common Stock. As of the August 2005 financing transaction, the liquidation preference of the remaining 425 shares of Series B Preferred Stock was $2,125,000, and these are convertible into 961,538 shares of Common Stock, after adjustment. The result of the August 2005 financing transaction was an additional adjustment of $144,231, which was recorded as interest expense for the fiscal year ended September 30, 2005.

In addition, in accordance with the anti-dilution provisions of the Series B warrants issued in connection with the sale of the Series B Preferred Stock (the "Series B Warrants"), the Company was also required to adjust the exercise price of the Series B Warrants. The Series B Warrants are exercisable for up to 1,228,000 shares of Common Stock, are exercisable for a five-year term and had an initial exercise price of $3.32 per share. As a result of the December 2004 financing transaction, the exercise price on these warrants was adjusted to $3.06 per share (See Note O). As discussed above, as a result of the August 2005 financing transaction, the exercise price on these warrants was adjusted to $2.93 per share (See Note O). In addition, as a result of the August 2005 financing transaction The Company re-valued these warrants using the Black-Scholes option pricing model with the following assumptions: an expected life of four years, expected volatility of 52.98%, no dividends, and risk-free interest rate of 4.0%, resulting in an additional adjustment of $21,825, which was recorded as interest expense for the fiscal year ended September 30, 2005.

As a result of the August 2005 financing transaction, the Company recorded the following non-cash charges as interest expense in its Statement of Operations during the fiscal year ended September 30, 2005, which is included in its results of operations for the fiscal year ended September 30, 2005:

Security	Conversion/ Exercise Price	Adjusted Conversion/ Exercise Price	Interest Expense
Redeemable convertible Series B Preferred Stock	$2.35	$2.21	$144,231
Warrants to purchase Common Stock	$3.06	$2.93	$ 21,825
Total			$166,056

Ardour Capital Investments, LLC ("Ardour"), acted as the Company's financial advisor in connection with the August 2005 financing transaction. The Company agreed to pay Ardour a fee equal to 6% of the gross proceeds received by the Company in connection with the financing. Based on the amount of the financing, this fee was approximately $350,000, which was paid from gross proceeds received by the Company. In addition, the Company, as part of Ardour's fee, issued warrants, with an exercise price of $1.84 per share, to purchase 93,523 shares of Common Stock. These warrants are immediately exercisable and have a five year term. The Company valued these warrants at $43,122, using the Black-Scholes option pricing model, with the following assumptions: an expected life of five years, expected volatility of 52.98%, no dividends, and risk-free interest rate of 4%.

K. LONG-TERM DEBT

Long-term debt consists of the following:

	September 30, 2005	September 30, 2004
Capital lease obligations	$ 311,178	$ 495,355
Less: Current portion	(167,588)	(184,177)
	$ 143,590	$ 311,178

At September 30, 2005, maturities of these obligations are as follows:

Fiscal Year	Principal	Interest	Total
2006	$153,604	$13,984	$167,588
2007	139,079	4,511	143,590
	$292,683	$18,495	$311,178

On September 29, 2005, the Company re-financed the amount currently outstanding under its capital lease facility to extend over the next twenty-four months.

L. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its facilities under various operating leases that expire through October 2011.

Future minimum annual rentals under lease agreements at September 30, 2005 are as follows:

Fiscal Year	
2006	$1,317,872
2007	$1,337,019
2008	$1,288,074
2009	$1,250,992
2010	$ 495,796
Thereafter	$ 227,726
Total	$5,917,479

Total rental expense including operating expenses and real estate taxes for operating leases amounted to $1,654,443, $1,562,307 and $2,458,841 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

Certain of the facility leases contain escalation clauses, and rental expense has been recognized on a straight-line basis over the remaining lease term. At September 30, 2005 and 2004, deferred rent expense amounted to $185,381 and $101,936, respectively.

Letters of Credit

The Company utilizes a standby letter of credit to satisfy a security deposit requirement and in some instances to satisfy warranty commitments. Outstanding standby letters of credit as of September 30, 2005 and 2004, were $34,000 and $961,900, respectively, and are broken down as indicated below:

		September 30,	
	Expiration Date	**2005**	**2004**
Security Deposits	expiring on July 15, 2006	$34,000	$ 34,000
Warranty Commitments	expired on February 15, 2005	—	927,900
Total Letters of Credit at period end		$34,000	$961,900

The Company is required to pledge cash as collateral on these outstanding letters of credit. As September 30, 2005 and 2004, the cash pledged as collateral for these letters of credit was $34,000 and $961,900, respectively, and is included in restricted cash and cash equivalents on the balance sheet.

Purchase Commitments

In the ordinary course of business the Company enters into agreements with vendors for the purchase of goods and services through the issuance of purchase orders. In general the majority of these purchase do not represent commitments of the Company until the goods or services are received. In the third quarter of fiscal 2003 the company provided for approximately $900,000 related to outstanding purchase commitments that were related to its Shaker and UPS product lines (see Note F - Inventory). At September 30, 2005 and 2004 the balance outstanding on these purchase commitments was $357,344 and $390,330, respectively. These amounts are included in other accrued expenses in the Company's consolidated balance sheet.

Royalty Agreements

In connection with the purchase of certain intellectual property, equipment and other assets from Sipex Corporation on September 27, 2002, Sipex will receive royalty payments between $250,000 and $650,000 from cash receipts from new sales of Sipex products by the Company through September 30, 2005.

Employment Agreements

The Company has employment agreements with certain employees that provide severance payments and accelerated vesting of options upon termination of employment under certain circumstances or a change of control, as defined. As of September 30, 2005 and 2004, the Company's potential obligation to these employees was approximately $500,000 and $614,000, respectively. During fiscal 2005 the Company severed the employment of an employee that had an employment agreement that provided for severance. The Company recorded a charge to operations of approximately $100,000 related to this severance agreement as selling, general and administrative expense in its results of operations for the fiscal year ended September 30, 2005.

Contract Losses

In late fiscal 2002, the Company entered into a fixed price contract with a customer. The fixed price contract, which initially totaled $1.1 million, involved milestones and progress payments and called for the delivery of four prototype power units. These new power units required substantial engineering to meet the space, thermal and performance requirements of the customer. At the end of fiscal 2003 the Company forecasted that the project would be completed during fiscal 2004 and the Company accrued $0.7 million for the then anticipated cost overrun to be incurred for the project. Subsequently, the Company was successful in negotiating with the customer to increase the contract value by $0.4 million to a total of $1.5 million which was not recorded at that time due to technological uncertainties that existed at that time.

In the third and fourth quarters of fiscal 2004 and through December 23, 2004, the Company encountered unanticipated problems related to performance requirements. At the end of the third quarter of 2004 the Company had completed the technical design and was working on integration and testing. At that time, the Company estimated that it would incur costs of approximately $3.0 million to complete the project. Accordingly, the Company has recorded additional charges in the third and fourth fiscal quarters of 2004 totaling $0.9 million. During fiscal 2005, there were no changes to the Company's estimate and upon completion of the contract $0.1 million was recorded as an additional charge. All contract elements were delivered to the customer. During the fourth quarter of fiscal 2005 the Company recognized approximately $1.5 million in revenue related to this contract. In addition, due to the loss related to this contract, the Company recorded approximately $0.1 million in costs during fiscal 2005.

Litigation

From time to time, the Company is a party to routine litigation and proceedings in the ordinary course of business. The Company is not aware of any current or pending litigation in which the Company is or may be a party that it believes could materially adversely affect the results of operations or financial condition or net cash flows.

M. EMPLOYEE BENEFIT PLAN

The Company offers a 401(k) Employee Benefit Plan (the "Plan"). Under the Plan, any regular employee of the Company or its wholly owned US subsidiaries, as defined by the Plan, who has attained the age of 21 years is eligible to participate. The Plan allows an employee to defer up to 100% of his or her compensation, as limited under IRC Section 402(g), through contributions to the Plan. The Company matches 100% in the Company's Common Stock up to the first 6% of an employee's pay that he or she contributes to the Plan. Participants are vested immediately in the matches of the Company Common Stock. The match contribution will be determined and accrued in dollars and converted to shares of the Company's Common Stock using the share price of the last business day of each calendar quarter. The stock will be issued as soon as practical in the following period. The table below details out the Company's matching contributions made under the Plan, the number of shares of the Company's Common Stock issued under the Plan and the value of the Common Stock issued by the Company as matching contributions to the Plan for the fiscal years ended September 30, 2005, 2004 and 2003, as follows:

Fiscal Year ended September 30,	Matching Contribution $'s	Shares of Common Stock Issued	Value of Common Stock Issued $'s
2003	$541,634	802,095	$749,572
2004	$659,134	213,019	$531,494
2005	$578,113	335,928	$585,996

The value of the Common Stock issued as matching contributions is based on the closing price of the Company's Common Stock on the Nasdaq National Market for the last day of the calendar quarter in which the contributions are made.

N. INCOME TAXES

The provision for income taxes consists of the following:

	Fiscal Years Ended September 30,		
	2005	2004	2003
Current payable:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
	—	—	—
Deferred tax expense/(benefit):			
Federal	$(2,941,084)	$(795,401)	$(7,649,821)
Foreign	0	—	—
State	(945,639)	(29,060)	(114,108)
Change in valuation allowance	3,886,723	824,461	7,763,929
	—	—	—
	—	—	—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of September 30, 2005 and 2004, the components of the net deferred tax assets/(liabilities) are as follows:

	2005	2004
Federal net operating loss	$ 30,841,903	$ 27,282,201
State net operating loss, net of federal benefit	4,189,518	3,627,768
Credits	1,055,831	929,615
Depreciation	965,965	453,723
Warrants to purchase common stock	218,955	218,955
Other	3,470,423	4,343,611
Valuation allowance	(40,742,595)	(36,855,873)
Net deferred income taxes	—	—

A valuation allowance against the recoverability of the net deferred tax assets has been established because more likely than not the Company will not be able to utilize certain deferred tax assets in future years. The Company has offset certain deferred tax liabilities with deferred tax assets that are expected to generate offsetting deductions within the same periods. The recognition of a portion of the valuation allowance on the deferred tax asset related to the net unrealized loss on the available for sale securities was applied directly to other comprehensive income.

Of the changes in the valuation allowance described above for the years ended September 30, 2005, approximately $0.1 million relates to tax return deductions attributable to the exercise of non-qualifying stock options and disqualifying dispositions of incentive stock options, and are not benefited through income.

The provision for income taxes differs from the federal statutory rate due to the following:

	Fiscal Years Ended September 30,		
	2005	2004	2003
Tax at statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(6.1)%	(0.1)	(0.2)%
Non-cash interest expense	1.7%	21.3	5.2%
Other	(0.6)%	1.4	(0.7)%
Foreign rate differential	1.1%	3.8	5.0%
Change in valuation allowance	37.9%	7.6	24.7%
Effective tax rate	—%	—%	—%

At September 30, 2005, the Company had net operating loss carry-forwards of approximately $91,000,000 and $56,000,000 for federal and state income tax purposes, respectively. The federal net operating losses expire beginning September 30, 2007 through 2025. The state net operating losses began expiring September 30, 2006 and will expire through 2015. The use of these losses may be limited due to ownership change limitations under Section 382 of the Internal Revenue Code.

O. STOCKHOLDERS' EQUITY

As of September 30, 2005, the Company has reserved 10,819,962 shares of Common Stock for issuance upon exercise of stock options and warrants, 2,175,811 shares for future issuances under its stock plans and 946,909 shares for future issuances as matching contributions under its 401(k) plan. The Company has also reserved 961,538 shares of Common Stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. As of September 30, 2005, holders of warrants and options to purchase an aggregate of 8,639,351 shares of the Company's Common Stock may exercise.

Investment from Mechanical Technology Incorporated

On October 21, 1999, the Company received a $7,070,000 investment from Mechanical Technology Incorporated ("MTI"). In consideration for MTI's investment, MTI received 1,030,000 shares of the Company's Common Stock at a discounted price of approximately $6.80 per share, and warrants to purchase an additional 100,000 shares of the Company's Common Stock at an exercise price of $8.80 per share and an expiration date four years from the date of issuance. MTI funded $2,570,000 of its investment in the Company on October 21, 1999 and received 370,800 of the 1,030,000 shares of the Company's Common Stock and a warrant to purchase 36,000 of the 100,000 shares of the Company's Common Stock. MTI made the remaining investment on January 31, 2000 of $4,500,000 and received the remaining 659,200 shares of the Company's Common Stock and a warrant to purchase the remaining 64,000 shares of the Company's Common Stock. The Company incurred approximately $95,000 of legal, accounting, consultation and filing fees in connection with this transaction. The Company has valued the warrants issued to MTI on October 21, 1999 and January 31, 2000, at $231,912 and $1,273,509, respectively, using the Black-Scholes option-pricing model.

In addition, the Company received a warrant to purchase 108,000 shares of MTI's common stock on October 21, 1999 and a warrant to purchase 192,000 shares of MTI's common stock on January 31, 2000 at exercise prices of $12.56 per share, as adjusted to reflect a 3:1 stock split in April 2000, and expiration dates four years from the date of issuance. The Company valued the warrant received on October 21, 1999 and January 31, 2000 at $568,553 and $2,926,885, respectively, using the Black-Scholes option-pricing model, and has recorded the warrants as an asset and additional paid in capital. In accordance with EITF No. 96-11, *Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by FASB*

Statement No. 115, options that are entered into to purchase securities that will be accounted for under SFAS No. 115 should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by SFAS No. 115 for that category of securities. The Company designated that the securities to be purchased under the warrant agreement would be available-for-sale securities and, therefore, the Company marked to market the fair value of the warrants at each reporting period date and recorded any unrealized gains and losses as a component of accumulated other comprehensive loss included in stockholders' equity. At September 30, 2000, the warrants had an unrealized loss of $1,021,725, which is included in accumulated other comprehensive loss included in stockholders' equity.

On October 1, 2000, the Company adopted SFAS No. 133, which establishes a new model for accounting for derivatives and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Upon adoption of SFAS No. 133, the Company recorded the $1,024,725 unrealized loss on its investment in warrants to purchase MTI's common stock in its results of operations as a cumulative effect of a change in accounting principle to reflect the impact of adopting this accounting standard on October 1, 2000. As of September 30, 2003 and 2002, the warrants to purchase MTI's common stock had a fair value of $7,011 and $1,623, respectively, using the Black-Scholes option-pricing model. During the fiscal years ended September 30, 2003 and 2002, the Company recorded an unrealized gain (loss) in its statement of operations on the warrants to purchase MTI's common stock of $5,388 and ($373,856), respectively. The Company's warrants to purchase MTI's common stock expired unexercised on October 21, 2003 and January 31, 2004.

Stock Options

Under the Company's 1992, 1994, 1996, 1998, 1999, 2000, 2002 and 2005 Stock Option Plans (collectively, the "Plans"), both qualified and non-qualified stock options may be granted to certain officers, employees, directors and consultants to purchase up to 7,250,000 shares of the Company's Common Stock. At September 30, 2005, 3,678,095 of the 7,250,000 stock options available for grant under the Plans have been granted.

The Plans are subject to the following provisions:

The aggregate fair market value (determined as of the date the option is granted) of the Company's Common Stock that any employee may purchase in any calendar year pursuant to the exercise of qualified options may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of a qualified option to him or her, more than 10% of the total combined voting power of all classes of stock of the Company shall be eligible to receive any qualified options under the Plans unless the option price is at least 110% of the fair market value of the Company's Common Stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

Qualified options are issued only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the Company. Options granted under the Plans may not be granted with an exercise price less than 100% of fair value of the Company's Common Stock, as determined by the Board of Directors on the grant date.

Options under the Plans must be granted within 10 years from the effective date of the Plan. Qualified options granted under the Plans cannot be exercised more than 10 years from the date of grant, except that qualified options issued to 10% or greater stockholders are limited to five-year terms. All options granted under the Plans provide for the payment of the Company's exercise price in cash, or by delivery to the Company of shares of the Company's Common Stock already owned by the optionee having fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Generally, the options vest and become exercisable ratably over a four-year period.

The Plans contain antidilutive provisions authorizing appropriate adjustments in certain circumstances. Shares of the Company's Common Stock subject to options that expire without being exercised or that are canceled as a result of the cessation of employment are available for further grants.

A summary of the status of the Company's stock options as of September 30, 2005, 2004 and 2003 and changes for the fiscal years then ended are presented below.

	2005		2004		2003	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	2,061,294	$6.30	3,068,682	$ 8.21	3,292,415	$9.08
Granted	2,329,008	1.77	298,000	2.43	590,500	0.70
Exercised	(144,000)	1.08	(118,550)	0.66	(28,750)	0.64
Canceled	(568,207)	4.08	(1,186,838)	10.86	(785,483)	6.49
Outstanding at end of year	3,678,095	$3.98	2,061,294	$ 6.30	3,068,682	$8.21
Options exercisable at year-end	3,673,595	$3.98	1,564,794	$ 7.00	2,203,695	$8.19

The following table summarizes information about stock options outstanding as of September 30, 2005.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.41-$1.37	708,700	8.85	$ 1.06	708,700	$ 1.06
$1.46-$1.76	896,500	9.49	$ 1.68	896,500	$ 1.68
$1.78-$2.05	827,233	6.40	$ 2.01	827,233	$ 2.01
$2.07-$8.063	683,912	5.27	$ 5.18	679,412	$ 5.19
$8.125-$17.563	553,250	4.43	$12.71	553,250	$12.71
$17.75-$17.75	8,500	5.11	$17.75	8,500	$17.75
	3,678,095	7.12	$ 3.98	3,673,595	$ 3.98

At September 30, 2005, an additional 2,175,811 shares were available under the Plans for future grants.

During 2000, the Company granted 216,000 non-qualified stock options to employees at an exercise price of $17.56 per share outside of the Board approved Plans. As of September 30, 2005 and 2004, there were 21,000 and 41,000 options outstanding, respectively, which are included in the above table. As of September 30, 2005 and 2004, an additional 195,000 and 175,000 shares, respectively, included above were available outside of the Board approved Plans for future grants.

On April 19, 2004, the Company completed the first phase of its stock option exchange offer. A total of 781,158 options with an average exercise price of approximately $12.30 were tendered by employees and directors and then cancelled by the Company in exchange for the future issuance of options. New options were to be issued in the final phase of the exchange offer on or after October 20, 2004 at the then current market price to employees and directors who were employed by the Company or served as directors of the Company from the acceptance date through the date that the new options were granted. The Company was obligated to issue 684,008 options associated with the exchange, subject to certain conditions. Executive officers of the Company elected not to participate in the program. Ultimately, in October 2004, the Company issued 656,008 options with an exercise price of $2.05 per share. The table above summarizing the stock option activity for the years ended September 30, 2005 and 2004 reflects the effect of the stock option exchange offer.

On April 8, 2005, the Board of Directors of the Company voted to accelerate the vesting of all outstanding and unvested options held by directors, officers and employees under the Company's stock option plans. As a result of the acceleration, options to acquire 633,333 shares of the Company's Common Stock, which otherwise would have vested from time to time over the next 48 months, became immediately exercisable. Included in the options to acquire 633,333 shares of the Company's Common Stock were (i) options to purchase 591,583 shares with exercise prices greater than the Company's closing stock price on April 8, 2005 ($1.59) (the "underwater options") and (ii) options to purchase 41,750 shares with exercise prices below the closing stock price of the Common Stock on April 8, 2005 (the "in-the-money options"). The underwater options have a weighted average exercise price of $2.23 per share. The in-the-money options have a weighted average exercise price of $1.04 per share. Under the accounting guidance of APB 25, the accelerated vesting relating to the in-the-money options resulted in a charge for stock-based compensation of approximately $34,330, which was recognized by the Company in the third fiscal quarter. The Company had calculated this charge using the Black-Scholes option pricing model, taking into account the remaining unvested shares, each unvested share's exercise price as compared to the price on the day the vesting of the options was accelerated. The table above summarizing the stock option activity for the year ended September 30, 2005 reflects the effect of the April 8, 2005 unvested option acceleration.

In taking this action, the Board of Directors considered whether it would be advantageous to the employee base to have their options become fully vested. The Board of Directors concluded that, because the employees had not had significant raises over the past few years and had stayed with the Company during difficult times, and because the financial impact to the Company of the vesting was minimal, these options should be vested.

Warrants

On August 25, 1999, in connection with the $8 million private placement of 8,000 shares of the Company's 1999 Series A Convertible Preferred Stock, $0.01 par value per share, with Brown Simpson Strategic Growth Funds, the Company issued warrants to purchase up to 120,000 and 675,000 shares of the Company's Common Stock at an exercise price of $7.80 and $8.54, respectively. These warrants expired on August 25, 2003. The Company had valued these warrants at $2,369,292, using the Black-Scholes option-pricing model. At September 30, 2000, 18,000 shares of the Company's Common Stock had been purchased at an exercise price of $7.80 per share. On May 25, 2001, the Company issued 675,000 shares of its Common Stock in connection with the exercise of the warrant to purchase 675,000 shares of the Company's Common Stock at an exercise price of $8.54 per share. The aggregate gross proceeds to the Company as a result of the warrant exercised were $5,764,500. H.C. Wainwright & Co., Inc. ("HSW") received a commission of $230,580 upon the exercise of these warrants. In connection with the warrant exercise, the Company issued a new warrant to purchase 438,750 shares of the Company's Common Stock at an exercise price of $16.70 per share. The new warrant had a term of three years. The Company had valued this new warrant at $4,942,508 using the Black-Scholes option-pricing model and designated the warrant as an equity instrument in accordance with EITF 00-19. On May 25, 2004, this warrant expired unexercised. On June 1, 2001, the Company issued 102,000 shares of its Common Stock in connection with the exercise of a warrant to purchase the Company's Common Stock at an exercise price of $7.80 per share. The aggregate gross proceeds to the Company as a result of the warrant exercise were $795,600. In connection with the warrant exercise, the Company issued a new warrant to purchase 66,300 shares of the Company's Common Stock at an exercise price of $16.70 per share. The new warrant had a term of three years. The Company valued this new warrant at $707,036 using the Black-Scholes option-pricing model and designated the warrant as an equity instrument in accordance with EITF 00-19. On June 1, 2004, this warrant expired unexercised.

On August 23, 2002, in connection with the Investment Banking Agreement with J.P. Turner & Company, LLC, the Company issued a warrant to purchase up to 250,000 shares of the Company's Common Stock at an exercise price of $1.75 per share which vested in four equal installments. This warrant was to expire on August 23, 2005. The Company had valued this warrant at $299,925 using the Black-Scholes option-pricing model and designated the warrant as an equity instrument in accordance with EITF 00-19. During fiscal year 2004, this warrant was exercised for 250,000 shares of the Company's Common Stock.

On December 19, 2002, the Company issued to Silicon Valley Bank, in connection with entering into a forbearance agreement with Silicon Valley Bank, a warrant exercisable for 15,763 shares of the Company's Common Stock, at an exercise price of $1.586 per share. The warrant expires on December 18, 2007. The Company has valued this warrant at $20,100 using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. At September 30, 2005, none of this warrant was exercised.

HSW served as placement agent for the February 2003 Series A financing transaction and on February 18, 2003 received as part of its commission warrants to purchase an aggregate of 163,145 shares of Common Stock at an exercise price of $0.01 per share. These warrants were immediately exercisable and expire on February 18, 2008. In connection with the closing of the transactions contemplated by the note and warrant purchase agreement, HCW received additional warrants from the Company to purchase an aggregate of 42,920 shares of Common Stock at an exercise price of $0.01. These warrants are exercisable from the closing of the transactions contemplated by the note and warrant purchase agreement and expire on February 18, 2008. In addition, HCW agreed to receive warrants to purchase an aggregate of 100,148 shares of Common Stock at an exercise price of $0.01 per share in lieu of the cash placement fee in connection with the closing of the transactions contemplated by the Note and Warrant Purchase Agreement. These warrants were issued on February 18, 2003 and were exercisable from the closing of the transactions contemplated by the note and warrant purchase agreement and will expire on February 18, 2008. The Company had valued these warrants at $267,147, using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. See Note J.

As of September 30, 2005, the table below details the balance of the warrants issued to HCW by the Company:

Date of Issuance	Warrant to Purchase Shares of Common Stock	Exercise Price $	Shares of Common Stock issued	Remaining Shares of Common Stock	Date of Warrant Expiration
February 18, 2003	163,145	$0.01	132,555	30,590	February 18, 2008
February 18, 2003	42,920	$0.01	38,321	4,599	February 18, 2008
February 18, 2003	100,148	$0.01	80,284	19,864	February 18, 2008

On April 4, 2003, the Company issued to Silicon Valley Bank, in connection with the Amended and Restated Accounts Receivable Financing Agreement with Silicon Valley Bank, a warrant exercisable for 210,000 shares of the Company's Common Stock, at an exercise price of $1.05 per share. The warrant was due to expire on April 3, 2010. The Company valued this warrant at $170,466 using the Black-Scholes option-pricing model and designated the warrant as an equity instrument in accordance with EITF 00-19. As of September 30, 2004, all of this warrant was exercised for 210,000 shares of the Company's Common Stock.

On July 22, 2003, the Company issued to Fuel Cell Energy Inc., in connection with a materials financing arrangement, a warrant to purchase up to 250,000 shares of the Company's Common Stock, at an exercise price of $0.72. The warrant was due to expire on July 21, 2006. The Company had valued this warrant at $95,541 using the Black-Scholes option-pricing model and has designated the warrant as an equity instrument in accordance with EITF 00-19. The Company had recorded the fair value of this warrant as a reduction to revenue in the period this warrant was issued. As of September 30, 2005, all of this warrant was exercised for 250,000 shares of the Company's Common Stock.

On September 5, 2003, the Company issued to 9 accredited investors, in connection with the sale of secured convertible subordinated debentures, warrants to purchase up to 305,000 shares of the Company's Common Stock, at an initial exercise price of $1.50 per share. These warrants expire on September 6, 2008. The Company valued these warrants at $238,136, using the Black-Scholes option-pricing model and designated the warrants as equity instruments in accordance with EITF 00-19. See Note J. In the event the Company failed to achieve EBITDA of at least $0.00 and a minimum of $13,500,000 in revenue in accordance with generally accepted accounting principles for the fourth quarter of fiscal year 2003, commencing on the date that the Company filed its annual report on Form 10-K for the fiscal year ending September 30, 2003, the exercise price would have been reduced to $1.00. As a result, the Company accounted for these warrants using variable accounting until the contingency was resolved or the contingency provision expires. Because the Company did not achieve the financial conditions for its fourth quarter of fiscal year 2003, the exercise price of these warrants was reduced from $1.50 per share down to $1.00 per share. Accordingly, the Company considered this fact in determining the fair value at September 30, 2003. As of September 30, 2003, the fair value of these warrants was $555,100 and the Company recorded an unrealized loss of $316,964 during the fiscal year ended September 30, 2003. During the first quarter of fiscal 2004, these warrants were exercised for 305,000 shares of the Company's Common Stock.

In October 2003, the holders of the convertible subordinated debentures converted $762,500 into 610,000 shares of the Company's Common Stock. As a result of this conversion, the Company recorded the remaining unamortized balance of the prepaid first year interest, or $81,155, in October 2003. Also in October 2003, an additional investment of $70,000 was made by issuing $70,000 of convertible subordinated debentures. The Company also issued 8,298 shares of Common Stock as payment of the first year interest, valued based on the average of the closing bid and ask price of the Common Stock on the Nasdaq National Market for the five trading days preceding February 18, 2003. These secured convertible subordinated debentures were subsequently converted at a conversion price per share of $1.25 into 56,000 shares of Common Stock. As a result of this conversion, the Company recorded all of the interest on these debentures in October 2003. In connection with this transaction, the Company issued warrants to purchase up to 28,000 shares of Common Stock, which were exercised at a price of $1.00 per share, and warrants to purchase up to 28,000 shares of Common Stock, which were exercisable for one business day after the date of their issuance and had an exercise price of $0.01 per share. As of September 30, 2005, these warrants were exercised for 56,000 shares of the Company's Common Stock.

On October 31, 2003, the Company completed a $7.7 million financing transaction involving the issuance of 1,535 shares of the Company's Series B Preferred Stock, and warrants to purchase up to 1,228,000 shares of the Company's common stock, from 25 accredited investors. The warrants had an initial exercise price of $3.32 per share, which represents 110% of the average closing price of Common Stock for the five trading days prior to October 31, 2003. These warrants were immediately exercisable and expire on October 31, 2008. As of September 30, 2005, none of these warrants were exercised. Burnham Hill Partners, LLC, a division of Pali Capital, Inc. ("BHP"), served as placement agent for the transaction. As part of its commission, BHP received a cash placement fee equal to 7% of the gross proceeds received by the Company in connection with the financing. Based on the amount of the financing, this cash placement fee was approximately $540,000 (including reimbursement of out-of-pocket expenses), which was paid from gross proceeds received by the Company. BHP will also receive a cash placement fee of 4% of the aggregate consideration received by the Company in connection with the cash exercise of warrants issued to the investors in the financing, as well as certain warrants issued in the Company's previous financing (which were exercised prior to October 31, 2003). In addition, BHP, or its assigns, received warrants, with an exercise price of $0.01 per share, to purchase an aggregate of 150,430 shares of Common Stock. These warrants were immediately exercisable and expire on October 1, 2008 . The Company valued these warrants at $435,166, using the Black-Scholes option-pricing model and treated this as a transaction cost. As of September 30, 2005, these warrants were exercised for 145,248 shares of the Company's Common Stock.

On December 12, 2003, the Company amended its agreement with the Bank. In connection with the Amended Loan, the Company issued to the Bank a warrant to purchase up to 16,164 shares of its common stock, at an exercise price of $2.32 per share. This warrant was immediately exercisable and expires on December 11, 2010. The Company has valued this warrant at $32,087, using the Black-Scholes option-pricing model and treated this as a deferred financing cost and amortized this value on a straight line basis through December 9, 2004. As of September 30, 2005, none of this warrant has been exercised.

On December 22, 2004, the Company sold 4,848,485 shares of Common Stock under its universal shelf registration statement to a group of investors for proceeds of $7,470,000, net of transaction costs. As part of the December 2004 financing the Company also issued warrants to purchase up to 2,181,818 shares of Common Stock. These warrants have an exercise price of $2.00 per share. These warrants were immediately exercisable and expire on December 21, 2009.

On March 21, 2005, the Company entered into an agreement with Ardour to serve as the Company's financial advisor. As part of this agreement the Company issued to Ardour a 3-year warrant to purchase 50,000 shares of the Company's Common Stock at an exercise price of $2.75 per share. The Company valued these warrants at $20,490, using the Black-Scholes option-pricing model and designated the warrant as an equity instrument in accordance with EITF 00-19. At September 30, 2005, none of these warrants have been exercised.

On June 29, 2005, the New Loan was modified pursuant to a Loan Modification Agreement (the "Modification Agreement") between the Company and the Bank. The Modification Agreement has an effective date of May 31, 2005. In connection with the Modification Agreement the Company issued to the Bank a 10-year warrant to purchase 151,515 shares of the Company's Common Stock at an exercise price of $1.386 per share. The Company valued these warrants at $119,427 using the Black-Scholes option pricing and has treated this as a deferred financing cost and is amortizing this value on a straight line basis through the remaining term of the New Loan. At September 30, 2005 none of these warrants have been exercised.

On August 15, 2005, the Company sold 4,676,151 shares of Common Stock to accredited investors for proceeds of approximately $5.4 million, net of transaction costs. As part of this financing the Company also issued warrants to purchase up to 1,169,038 shares of Common Stock. These warrants have an exercise price of $1.99 per share, were immediately exercisable and expire on August 12, 2010. In addition, the Company agreed to pay Ardour a fee of 6% of the net proceeds from the August 2005 financing, approximately $347,000 and warrants equal to 2% of the Common Stock issued in the August 2005 financing. The Company issued to Ardour a warrant to purchase 93,523 shares of Common Stock at an exercise price of $1.84. These warrants were immediately exercisable and have an expiration date of August 14, 2010. As of September 30, 2005 none of these warrants were exercised.

A summary of the Company's warrants currently outstanding as of September 30, 2005 by issuance date is summarized below:

Date of Warrant Issuance	Holder of Warrant	Original Warrant to Purchase Shares of Common Stock	Exercise Price $	Shares of Common Stock issued	Remaining Shares of Common Stock underlying the warrant	Term (Years)
December 19, 2002	Silicon Valley Bank	15,763	$1.59		15,763	5
February 18, 2003	H.C. Wainwright	163,145	$0.01	132,555	30,590	5
February 18, 2003	H.C. Wainwright	42,920	$0.01	38,321	4,599	5
February 18, 2003	H.C. Wainwright	100,148	$0.01	80,284	19,864	5
October 31, 2003	Series B Preferred Investors	1,228,000	$2.93		1,228,000	5
October 31, 2003	Burnham Hill Partners, LLC	150,430	$0.01	145,248	5,182	5
December 12, 2004	Silicon Valley Bank	16,164	$2.32		16,164	5
December 23, 2004	December 2004 Financing Investors	2,181,818	$2.00		2,181,818	5
March 21, 2005	Ardour Capital Investment, LLC	50,000	$2.75		50,000	3
May 31, 2005	Silicon Valley Bank	151,515	$1.39		151,515	10
August 11, 2005	August 2005 Financing Investors	1,169,038	$1.99		1,169,038	5
August 11, 2005	Ardour Capital Investment, LLC	93,523	$1.84		93,523	5
Total Warrants outstanding and exercisable as of September 30, 2005					4,966,056	

A summary of the status of the Company's warrants as of September 30, 2005, 2004 and 2003 and the changes for the fiscal years then ended are presented below. The actual Common Stock issued on warrants exercises in fiscal 2004 and 2003, is less than the table presented below due to cashless exercises. The actual Common Stock issued under warrant exercises for fiscal 2004 and 2003, was 2,483,889, and 1,781,152, respectively and the Company received proceeds of $1,857,955 and $7,769, respectively. There were no warrant exercises during fiscal 2005. The table below reflects the change in warrant price due to the anti-dilutive provisions of the Series B Warrants.

	2005		2004		2003	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	1,320,162	$2.77	3,084,085	$ 4.03	1,037,001	$9.55
Granted	3,645,894	1.98	1,450,594	2.47	3,929,976	0.71
Exercised	—	—	(2,609,467)	1.24	(1,882,892)	0.14
Canceled	—	—	(605,050)	15.24	—	—
Outstanding at end of year	4,966,056	$2.19	1,320,162	$ 2.77	3,084,085	$4.03

Consulting Arrangement with Aurelius Consulting Group, Inc.

Pursuant to a marketing agreement, dated September 2, 2003, with Aurelius Consulting Group, Inc., as part of the compensation for the services to be provided by Aurelius under the agreement, which had an initial term of 12 months, the Company agreed to issue to Aurelius 45,000 shares of Common Stock per quarter, payable at the midpoint of each quarter, subject to renegotiation after the first six months. As of September 30, 2004, the agreement was renegotiated and the Company issued 90,000 shares of common stock to Aurelius. The Company has expensed approximately $192,000 during fiscal year 2004.

P. PREFERRED STOCK

The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. See Note J for a discussion of redeemable convertible Series A Preferred Stock issued in February 2003 and Series B Preferred Stock issued in October 2003.

Q. SIGNIFICANT CUSTOMERS

During fiscal years ended September 30, 2005, 2004 and 2003, there was one significant customer, defined as those customers that account for 10% or more of total net revenue in a fiscal year or 10% or more of accounts receivable and unbilled contract costs and fees at the end of a fiscal year. At September 30, 2005, approximately 15% of the Company's gross receivables were due from one customer. As of December 15, 2005 the customer had made payments related to these outstanding amounts of approximately $524,000. At December 15, 2005, approximately $550,000 of the balance due at September 30, 2005 remained outstanding.

In addition, management estimates that approximately 40%, 50% and 50% of the revenue during fiscal years 2005, 2004 and 2003, respectively, was derived from government contracts and subcontracts with the U.S. government's prime contractors.

R. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-Cash Investing and Financing Activities

	Fiscal Years ended September 30,		
	2005	2004	2003
Accretion of redeemable convertible preferred stock discount	$ —	$6,083,214	$ 2,460,465
Accretion of convertible subordinated debentures discount	$ —	$ 185,554	$ 438,865
Common stock issued in lieu of 1st year dividend on redeemable convertible Series A Preferred Stock	—	—	$ 325,589
Common stock issued in lieu of 1st year interest on the convertible subordinated debentures	—	—	$ 79,181
Common Stock issued in lieu of interest on redeemable convertible Series B Preferred Stock	127,500	230,215	—
Valuation adjustment for redeemable convertible Series B Preferred Stock as a result of the December 2004 and August 2005 financing transactions	270,290	—	—
Valuation adjustment for Series B Warrants as a result of the December 2004 and August 2005 financing transactions	64,745	—	—
Valuation adjustment for warrants to purchase Common Stock	$ (7,036)	$ (90,454)	$ 81,501
Valuation adjustment for Series B Warrants	—	—	$(1,878,930)
Write-down of investment in Beacon Power Corporation common stock	—	—	$ (541,885)

Interest and Income Taxes Paid

Cash paid for interest and income taxes was as follows:

	Fiscal Years ended September 30,		
	2005	2004	2003
Interest	$97,717	$175,663	$386,652
Income taxes	—	—	—

S. ACQUISITIONS

Sipex Corporation

On September 27, 2002, the Company purchased certain intellectual property, equipment and other assets from Sipex Corporation. These assets were used by Sipex in connection with its thin film and hybrid assembly business. In consideration for these foregoing asset, Sipex was entitled to receive royalty payments up to $183,500 based on cash receipts from existing backlog and between $400,000 and $1,050,000 from cash receipts from new business of Sipex products by the Company for the subsequent three years. The purchase price was determined based on the sum of (1) the present value of the minimum payments required under the purchase and sale agreement of $309,608 and (2) the royalty payments related to the backlog as of September 27, 2002 of $107,139. The Company has recorded these amounts as a liability and will accrete them by charging interest expense until paid. The Company will charge, to the extent of the liability established for that year, contingent payments against the liability. Payments in excess of that year's liability will be charged as a royalty expense in the statement of operations. The purchase price of the asset purchase has been allocated as follows:

Inventory	$330,708
Property and equipment	86,039
	$416,747

The pro forma financial information has not been presented, as this transaction is the purchase of assets rather than a business combination.

The following is a rollforward of the minimum payment required under the purchase and sale agreement:

	September 30,	
	2005	2004
Beginning balance	$ 149,363	$206,089
Accretion for the fiscal year ended September 30, 2005	13,043	30,868
Royalty payments made during the fiscal year ended September 30, 2005	(118,422)	(87,594)
	$ 43,984	$149,363

In addition, during the fiscal years ended September 30, 2005 and 2004, the Company recorded $0 and $12,518, respectively, of royalty expense in connection with this agreement.

T. LOSS PER SHARE

The following is the reconciliation of the numerators and denominators of the basic and diluted loss per share computations:

	Fiscal Years Ended September 30,		
	2005	2004	2003
Net loss	$(10,246,107)	$(10,958,470)	$(31,481,162)
Basic and diluted:			
Common shares outstanding, beginning of period	28,226,010	21,023,200	16,741,646
Weighted average common shares issued during the period	4,673,622	5,811,270	1,515,866
Weighted average shares outstanding— basic and diluted	32,899,632	26,834,470	18,257,512
Net loss per weighted average share, basic and diluted	($0.31)	($0.41)	($1.72)

As of the fiscal years ended September 30, 2005, 2004 and 2003, shares of Common Stock issuable upon the exercise of options and warrants were excluded from the diluted average common shares outstanding, as their effect would have been antidilutive. In addition, shares of Common Stock issuable upon the conversion of redeemable convertible Preferred Stock were excluded from the diluted weighted average common shares outstanding as their effect would also have been dilutive. The table below summarizes the option and warrants and convertible Preferred Stock that were excluded from the calculation above due to their effect being antidilutive:

	September 30,		
	2005	2004	2003
Common Stock issuable upon the exercise of:			
Options	3,678,095	2,061,294	3,068,682
Warrants	4,966,056	1,320,162	3,084,085
Total Options and Warrants excluded	8,644,151	3,381,456	6,152,767
Common Stock issuable upon the conversion of redeemable convertible Series A Preferred Stock	—	—	1,327,000
Common Stock issuable upon the conversion of convertible subordinated debentures	—	—	610,000
Common Stock issuable upon the conversion of redeemable convertible Series B Preferred Stock	961,538	850,000	—

On April 19, 2004, the Company completed the first phase of its stock option exchange offer. A total of 781,158 options with an average exercise price of approximately $12.30 were tendered by employees and directors and then cancelled by the Company in exchange for the future issuance of options. New options were to be issued in the final phase of the exchange offer on or after October 20, 2004 at the then current market price to employees and directors who were employed by the Company or served as directors of the Company from the acceptance date through the date that the new options were granted. The Company was obligated to issue 684,008 options associated with the exchange, subject to certain conditions. Executive officers of the Company elected not to participate in the program. Ultimately, in October 2004, the Company issued 658,508 options with an exercise price of $2.08 per share. (See Note O. Stockholders Equity)

U. SEGMENT DISCLOSURES

The Company's organizational structure is based on strategic business units that perform services and offer various products to the principal markets in which the Company's products are sold. These business units equate to three reportable segments: Applied Technology, Power Systems and Electronics.

SatCon Applied Technology, Inc. performs research and development services in collaboration with third parties. SatCon Power Systems, Inc. specializes in the engineering and manufacturing of power systems. SatCon Electronics, Inc. designs and manufactures electronic products. The Company's principal operations and markets are located in the United States.

The accounting policies of each of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenue and profit and loss from operations, including amortization of intangibles. Common costs not directly attributable to a particular segment are included in the Applied Technology segment. These costs include corporate costs such as executive officer compensation, facility costs, legal, audit and tax and other professional fees and totaled 2,862,849, $2,445,507 and $4,574,291 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

The following is a summary of the Company's operations by operating segment:

	Fiscal Years ended September 30,		
	2005	2004	2003
Applied Technology:			
Funded research and development and other revenue	$ 6,063,508	$ 7,186,714	$ 5,281,607
Loss from operations, including amortization of intangibles of $321,684, $321,685 and $325,919 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively	$ (4,522,385)	$ (3,431,694)	$ (6,457,938)
Power Systems:			
Product revenue	$ 20,359,499	$ 17,425,084	$ 12,454,790
Loss from operations, including amortization of intangibles of $0, $0 and $53,793 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively, write-off of impaired assets of $1,190,436 for the fiscal year ended September 30, 2005 and $6,451,082 for the fiscal year ended September 30, 2003 and gain on sale of assets held for sale of $317,802 for the fiscal year ended September 30, 2005	$ (4,665,588)	$ (759,411)	$(19,078,534)
Electronics:			
Product revenue	$ 9,532,105	$ 9,546,025	$ 9,193,806
Income (loss) from operations, including amortization of intangibles of $125,000, for each of the fiscal years ended September 30, 2005, 2004 and 2003	$ (279,075)	$ 181,410	$ (602,096)
Consolidated:			
Product revenue	$ 29,891,604	$ 26,971,109	$ 21,648,596
Funded research and development and other revenue	$ 6,063,508	$ 7,186,714	5,281,607
Total revenue	$ 35,955,112	$ 34,157,823	$ 26,930,203
Operating loss	$ (9,467,048)	$ (4,009,695)	$(26,138,568)
Net unrealized gain (loss) on warrants to purchase common stock	(7,036)	(90,454)	81,501
Unrealized loss on series B warrants	—	35,442	(1,878,930)
Write-down of investment in Beacon Power Corporation common stock	—	—	(541,885)
Realized gain from sale of Beacon Power Corporation common stock	—	—	898,637
Other (loss) income	(116,622)	(1,629)	70,703
Interest income	41,909	12,456	5,375
Interest expense	(697,310)	(6,904,590)	(3,977,995)
Net loss	$(10,246,107)	$(10,958,470)	$(31,481,162)

Common assets not directly attributable to a particular segment are included in the Applied Technology segment. These assets include cash and cash equivalents, prepaid and other corporate assets which amounted to $7,177,184 and $2,924,667 at September 30, 2005 and 2004, respectively. The following is a summary of the Company's assets by operating segment:

	September 30, 2005	September 30, 2004
Applied Technology:		
Segment assets	$10,873,609	$ 7,477,961
Power Systems:		
Segment assets	10,917,750	11,284,272
Electronics:		
Segment assets	5,940,345	6,816,668
Consolidated:		
Segment assets	$27,731,704	$25,578,901
Warrants to purchase common stock	—	7,036
Total assets	$27,731,704	$25,585,937

The Company operates and markets its services and products on a worldwide basis with its principal markets as follows:

	Fiscal Years ended September 30, 2005	2004	2003
Revenue by geographic region based on location of customer:			
United States	$32,570,592	$30,424,627	$23,605,738
Rest of World	3,384,520	3,733,196	3,324,465
Total Revenue	$35,955,112	$34,157,823	$26,930,203

	September 30, 2005	September 30, 2004
Long-lived assets (including goodwill and intangible assets) by geographic region based on location of operations:		
United States	$6,168,998	$8,941,166
Rest of world	65,228	67,600
Total long-lived assets (including goodwill and intangible assets)	$6,234,226	$9,008,766

V. RESTRUCTURING COSTS

During April 2002, the Company commenced a restructuring plan designed to streamline its production base, improve efficiency and enhance its competitiveness and recorded a restructuring charge of $1.5 million. The restructuring charge included approximately $655,000 for severance costs associated with the reduction of approximately 60 employees. As of September 30, 2004, all 60 employees had been terminated and $565,647 of the severance had been paid. The balance of the restructuring charge relates to the closing of the Anaheim, CA facility. These costs include approximately $270,000 of cash charges primarily related to rent, real estate taxes and operating costs to be paid from October 1, 2002 through June 30, 2003, the remainder of the lease, and an estimated $350,000 of other cash charges for restoration and clean-up. As of September 30, 2004, the Company had paid $270,000 of charges primarily related to rent, real estate taxes and operating. As of September 30, 2004, $43,680 had been paid against the $350,000 of other cash charges for restoration and clean-up. In addition, approximately $225,000 of the restructuring charge related to non-cash charges on assets to be disposed of. As of September 30, 2004, $125,061 net book value of assets have been identified and written off against this amount. As of September 30, 2004, the Company had $495,612 accrued related to a restructuring cost. On January 27, 2005, the Company reached a settlement with the landlord of the Anaheim facility in the amount of $240,000 as final settlement for all claims. In addition, the Company has determined that all remaining restructuring liabilities accrued are no longer warranted and that all matters related to the restructuring charge have been settled, therefore the Company has adjusted all remaining balances related to severance costs, facilities cost and equipment costs remaining, resulting in a reduction of accrued restructuring charges of $255,612 and reflected in the Company's statement of operations for the fiscal year ended September 30, 2005. The Company paid the remaining balance of $240,000 during the quarter ended April 2, 2005.

The following is a status of the Company's accrued restructuring costs and the changes for the periods then ended:

	Balance September 30, 2003	Amounts Paid or Assets Disposed Of	Balance September 30, 2004	Amounts Paid or Assets Disposed Of	Adjustments	Balance September 30, 2005
Severance costs	$ 89,353	$—	$ 89,353	$ —	($89,353)	$—
Facility costs........	306,320	—	306,320	(240,000)	(66,320)	—
Equipment costs	99,939	—	99,939	—	(99,939)	—
Accrued restructuring costs.............	$495,612	$—	$495,612	$(240,000)	($255,612)	$—

W. PRODUCT WARRANTIES

In its Power Systems Division the Company provides a warranty to its customers for most of its products sold. In general the Company's warranties are for one year after the sale of the product, and in some limited instances two years. The Company reviews its warranty liability quarterly. Factors taken into consideration when evaluating the Company's warranty reserve are (i) historical claims for each product, (ii) the development stage of the product, and (iii) other factors.

The following is a summary of the Company's accrued warranty activity for the following periods:

	September 30, 2005	September 30, 2004
Balance at beginning of year............................	$ 642,119	$ 765,336
Provision	455,950	35,127
Usage	(417,600)	(158,881)
Other	—	537
Balance at end of year................................	$ 680,469	$ 642,119

X. SUBSEQUENT EVENTS

On November 21, 2005, the Company entered into a Second Loan Modification and Security Agreement (the "Second Loan Modification Agreement") with Silicon Valley Bank (the "Bank"). The Second Loan Modification Agreement modifies the Loan and Security Agreement, dated as of January 31, 2005, between the parties, as previously amended by the Loan Modification Agreement, dated as of May 31, 2005 as amended, (the "Loan Agreement"). Under the Second Loan Modification Agreement, the Bank modified the terms related to the collection of receivables for amounts outstanding under the Loan Agreement, as well as the minimum tangible net worth covenant, as defined, which the Company must maintain in order to continue to borrow from the Bank. The Bank also provided waivers for the Company's failure to comply with the minimum tangible net worth requirements as of August 6, 2005 and September 30, 2005. In addition, the Second Loan Modification Agreement provides the ability to borrow up to $3,000,000 on a revolver basis paying only interest provided that the Company remains in compliance with all financial covenants, as defined. The Loan Agreement, as amended, will expire on January 30, 2006.

On December 13, 2005, the Company sold its shaker and amplifier product lines, the associated inventory and intellectual property to Qualmark, Inc., for proceeds of approximately $2.3 million. The Company will account for the sale of these assets in its first fiscal quarter of 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SatCon Technology Corporation:

We have audited the accompanying consolidated balance sheets of SatCon Technology Corporation and its subsidiaries (the Company) (a Delaware corporation) as of September 30, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows for each of the three years in the period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SatCon Technology Corporation and its subsidiaries as of September 30, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, during the fiscal year ended September 30, 2005, the Company incurred a net loss of $10.2 million and used $7.9 million in its operating activities. In addition, the Company has historically incurred losses and used cash, rather than provided cash, from operations. The Company currently has a line of credit agreement which expires on January 30, 2006. The line of credit contains certain restrictive covenants. The Company needs to continue to maintain certain monthly tangible net worth milestones in order to remain in compliance with the loan. The Company believes that in order to remain in compliance it will need to reach an estimated breakeven cash run rate. These factors, among others, as discussed in Note B to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

Boston, Massachusetts
December 15, 2005

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is publicly traded on the Nasdaq National Market under the symbol "SATC."

The following table sets forth the range of high and low sales prices of our common stock as reported on the Nasdaq National Market for our fiscal years ended September 30, 2004 and 2005:

	High	Low
Fiscal Year Ended September 30, 2004		
First Quarter	$3.69	$1.62
Second Quarter	$3.18	$1.62
Third Quarter	$3.96	$1.94
Fourth Quarter	$2.58	$1.68
Fiscal Year Ended September 30, 2005		
First Quarter	$2.24	$1.79
Second Quarter	$1.96	$1.51
Third Quarter	$1.64	$1.30
Fourth Quarter	$2.22	$1.34

On December 14, 2005, the last reported sale price of our common stock as reported on the Nasdaq National Market was $1.38 per share. As of December 14, 2005, there were 38,382,707 shares of our common stock outstanding held by approximately 280 holders of record.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our Loan and Security Agreement with Silicon Valley Bank, dated as of June 29, 2005, as amended, provides for certain limitations on the payment of dividends by us on our common stock. Furthermore, under the terms of our Series B Preferred Stock, we may not pay dividends on our common stock without the consent of the holders of at least 75% of the outstanding shares of Series B Preferred Stock.

CORPORATE OFFICE

27 Drydock Avenue
Boston, MA 02210
617-897-2400

www.satcon.com

DIRECTORS

David B. Eisenhaure
Chief Executive Officer and
Chairman of the Board

Marshall J. Armstrong
Director, SatCon Technology
Corporation
Former Chief Executive Officer
and Chairman of the Board
Thermo Power Corporation

John M. Carroll
Director, SatCon Technology
Corporation

James L. Kirtley, Jr.
Director, SatCon Technology
Corporation
Professor of Electrical
Engineering Massachusetts
Institute of Technology

Joseph E. Levangie
Director, SatCon Technology
Corporation
Chief Executive Officer
JEL & Associates

Andrew R. Muir
Director, SatCon Technology
Corporation

Michael C. Turmelle
President, SatCon Power Systems
Director, SatCon Technology
Corporation

Anthony J. Villiotti
Director, SatCon Technology
Corporation
Former President and Chief
Financial Officer, AquaSource

OFFICERS

David B. Eisenhaure
Chief Executive Officer and
Chairman of the Board

Millard S. Firebaugh
President and Chief Operating
Officer

David E. O'Neil
Vice-President of Finance and
Treasurer

Daniel Gladkowski
Vice-President of Administration

Gary G. Brandt
Vice-President, Corporate
Development

STOCK TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
New York, NY 10038
Shareholder Services:
877-777-0800

COUNSEL

Greenberg Traurig, LLP
Boston, MA

INDEPENDENT ACCOUNTANTS

Vitale, Caturano &
Company, LTD
Boston, MA

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at SatCon Technology Corporation, 27 Drydock Avenue, 6th floor, Boston, MA 02210 at 10:00 a.m., Wednesday, March 22, 2006. Stockholders of record on January 25, 2006 will be entitled to vote at this meeting.

STOCK LISTING

The Company's Common Stock is traded on the NASDAQ National Market under the symbol "SATC."

ADDITIONAL INFORMATION

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws. See the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for matters to be considered in this regard.